                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

     Registration Statement Pursuant To Section 12(B) Or 12(G) Of The
____ Securities Exchange  Act Of 1934
                                        OR
  X Annual Report Pursuant To Section 13 Or 15(D) Of The Securities Exchange ____ Act of 1934 For the year ended December 31, 1997
                                        OR
____ Transition Report Pursuant To Section 13 Or 15(D) Of The Securities
     Exchange Act Of 1934 For the transition period from          to



     COMMISSION FILE NUMBER 001-11145

                       BIOVAIL CORPORATION INTERNATIONAL
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 NOT APPLICABLE
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                          PROVINCE OF ONTARIO, CANADA
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                               2488 DUNWIN DRIVE
                              MISSISSAUGA, ONTARIO
                                CANADA, L5L 1J9
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Securities registered or to be registered pursuant to Section 12(b) of the
Act:

                        COMMON SHARES WITHOUT PAR VALUE
                                (Title of Class)
                            NEW YORK STOCK EXCHANGE

Securities registered or to be registered pursuant to Section 12( g) of the
Act:  NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

26,661,220 common shares, without par value as of December 31, 1997

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes       X       No
Indicate by check mark which financial statement item the registrant has elected to follow.
                          Item 17  X      Item 18 ___

                               TABLE OF CONTENTS


                              GENERAL INFORMATION

                                     PART 1

                                                                            PAGE
Item  1.  Description of Business                                             2
Item  2.  Description of Properties                                          27
Item  3.  Legal Proceedings                                                  27
Item  4.  Control of Registrant                                              28
Item  5.  Nature of Trading Market                                           29
Item  6.  Exchange Controls and Other Limitations
           Affecting Security Holders                                        30
Item  7.  Taxation                                                           31
Item  8.  Selected Financial Data                                            33
Item  9.  Management's Discussion and Analysis of
           Financial Conditions and Results of Operations                    35
Item 10.  Directors and Officers of the Company                              39
Item 11.  Compensation of Directors and Officers                             42
Item 12.  Options to Purchase Securities from the Company or  Subsidiaries   44
Item 13.  Interest of Management in Certain Transactions                     46


                                    PART II

Item 14. (Not Applicable)....................................................48

                                    PART III

Item 15. (Not Applicable)....................................................48
Item 16. (Not Applicable)....................................................48

                                    PART IV

Item 17.  Financial Statements                                               48
Item 18.  (Not Applicable)                                                   48
Item 19.  Financial Statements and Exhibits                                  48

                                     PART I


All financial information contained in this document is expressed in United States dollars, unless otherwise stated.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

TO THE EXTENT THAT ANY STATEMENTS MADE IN THIS DOCUMENT CONTAIN INFORMATION THAT ARE NOT HISTORICAL, THESE STATEMENTS ARE ESSENTIALLY FORWARD LOOKING AND ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING THE DIFFICULTY OF PREDICTING FOOD AND DRUG ADMINISTRATION AND THERAPEUTIC PRODUCTS DIRECTORATE APPROVALS, ACCEPTANCE AND DEMAND FOR NEW PHARMACEUTICAL PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, NEW PRODUCT DEVELOPMENT AND LAUNCH, RELIANCE ON KEY STRATEGIC ALLIANCES, AVAILABILITY OF RAW MATERIALS, THE REGULATORY ENVIRONMENT, FLUCTUATIONS IN OPERATING RESULTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S VARIOUS FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


ITEM  1. DESCRIPTION OF BUSINESS(1)

GENERAL

Biovail Corporation International ("Biovail" or the "Company") was established under the Business Corporation Act 1990 (Ontario) R.S.O. 1990 on March 29, 1994 as a result of the amalgamation of Trimel Corporation ("Trimel") and its then subsidiary, Biovail Corporation International ("BCI").

COMPANY OVERVIEW

Biovail is a global integrated pharmaceutical product development company specializing in the application of advanced oral controlled release delivery technologies. Biovail's proprietary technologies are used in formulations which either improve upon conventional dosage forms of existing products by providing the therapeutic benefits of controlled release drug delivery or are generically equivalent to existing once-daily branded products, while in both instances providing significant cost advantages. Biovail develops controlled release formulations for the branded and generic market segments which are manufactured by it or by others under license. Biovail does not engage in basic research to discover new chemical entities.

Biovail's business has evolved from licensing its controlled release technology to pharmaceutical companies to its current platform of developing, manufacturing and marketing and out-licensing its own products. Products developed by Biovail are currently sold under license in more than 55 countries. One of these products, Tiazac(R), is manufactured by Biovail for sale under its brand name by its licensees in the U.S. and Europe and by its wholly owned subsidiary, Crystaal Corporation ("Crystaal"), in Canada. Tiazac(R) is currently Biovail's principal product. See "-- Products of Biovail -- Tiazac(R)." The products currently under development by Biovail fall into two categories. The first category representing shorter


(1) BIOVAIL, the Biovail word logo, Tiazac(R), Viazem, and Crystaal are all trademarks of the Company which may be registered in Canada, the United States and certain other jurisdictions. All other product names referred to in this document are the property of their respective owners.

term opportunities are generic controlled release versions (12) of major brand name drugs, in particular, products indicated for the treatment of chronic disorders such as cardiovascular, inflammatory and respiratory conditions and
for pain management.   The second category representing mid to long term
opportunities are branded controlled release versions (5) of existing multi-dose products indicated for the treatment of chronic disorders such as depression, anxiety, cholesterol management, pain management and diabetes.

As of December 31, 1997, Biovail had seventeen such controlled release products (branded and generic versions) under development, four of which (generic) have been submitted for regulatory approval to the Food and Drug Administration ("FDA"). The four products awaiting approval of the FDA include generic formulations of Cardizem SR, Cardizem CD and Verelan, all three of which are calcium channel blockers used for the treatment of hypertension, as well as a generic formulation of Trental used for the treatment of peripheral vascular disease. See "-- Products of Biovail -- Generic Product Pipeline."

In July 1997, Intelligent Polymers was formed by Biovail primarily to develop once-daily controlled release versions of selected drugs which are currently marketed only in immediate release form or in controlled release form requiring multiple daily dosing and whose patents have or will have expired upon the anticipated date of receipt of FDA marketing approval for the once-daily controlled release formulations to be developed. Upon development and regulatory approval of such products, Intelligent Polymers expects that such products will be marketed under distinct brand names. Intelligent Polymers does not intend to perform any research or other activities on its own behalf, but rather will pay Biovail to perform all such activities pursuant to the terms of a Development Contract (as defined below).

The Company also owns a full service Contract Research Division ("CRD") that serves Biovail and provides other pharmaceutical companies with a broad range of pharmaceutical development services, including pharmacokinetic studies, bioanalytical laboratory testing and clinical research studies. The CRD includes a full service bioanalytical laboratory which performs specialized bioanalytical and quality control testing and method development as well as other laboratory services for major regional and multinational pharmaceutical concerns. The CRD can also provide support services to its clients in the area of quality assurance. This facility includes a fully equipped bioanalytical laboratory, a department of biopharmaceutics and statistical analysis and a live-in 140-bed study clinic.

Biovail derives its revenues from (i) developing and licensing oral controlled release products using its proprietary drug delivery technologies; (ii) manufacturing such products for sale to licensees and wholesalers; and (iii) providing pharmaceutical contract research services to third parties. For the 12 months ended December 31, 1997, Biovail had revenues of $82.4 million and net income of $35.2 million. The three areas referred to in clauses (i),
(ii) and (iii) above accounted for 15%, 61% and 24%, respectively, of Biovail's total revenues for such 12 month period.

INDUSTRY OVERVIEW

Controlled release products are formulations which release active drug compounds in the body gradually and predictably over a 12 to 24 hour period and which therefore need be taken only once or twice daily. Controlled release products typically provide numerous benefits over immediate release drugs, including: (i) greater effectiveness in the treatment of chronic conditions; (ii) reduced side effects; (iii) greater convenience (only once or twice a day); and (iv) higher levels of patient compliance due to a simplified dosing schedule. Biovail has four proprietary technologies for the controlled release of drugs.

These technologies are broadly applicable to a wide range of compounds and may be used to formulate controlled release versions of products available in immediate release formulations. These technologies

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are used in the twelve Biovail products that are currently marketed and in the five branded and twelve generic controlled release products under development.

The oral controlled release prescription drug market in the United States was $6.1 billion for the 12 months ended March 31, 1997. There are more than 60 FDA approved controlled release branded products in the United States. The patent and exclusivity period on the drug compound have expired on two-thirds of such branded products and, by 2000, 95% will have expired. Because of the technological barriers associated with the development of controlled release drugs, there has not been the same proliferation of generic drugs in the controlled release segment as in the immediate release segment of the industry. As a result, there are only seven oral controlled release brands which have been genericized. Sales of these generic products accounted for approximately 7% of the total U.S. oral controlled release prescription drug market in the 12 months ended March 31, 1997.

In general, large pharmaceutical companies are under pressure to begin marketing a drug as soon as it is developed in order to recoup the significant development costs as well as to secure an early entry into the market. Even though a controlled release version of a given drug might be a more effective product, pharmaceutical companies typically have not spent the time required to develop controlled release versions of their products while their immediate release version is under patent. Instead they have begun marketing the immediate release versions as soon as a drug is developed.

When a new drug product is developed, the innovator company typically applies for and is granted a product patent which expires on the date 20 years from the first date a patent application was filed (or, for patents in force on, or that result from a patent application filed before, June 8, 1995, the later of such date and the date 17 years from the date a patent is issued). Because no other company can, without authorization, make, use, sell, import or offer for sale a generic version of such original branded product until the patent on such product expires, the innovator has a monopoly during the patent period on marketing a branded product. Once the product patent and, if applicable, the exclusivity period, on a product expires, other companies may be able to market a generic version of that branded product if no other patents apply and regulatory approval is obtained. Upon regulatory approval of a generic product, it is labeled as a generic substitute for the branded product and pharmacists generally can substitute the generic product for the branded product prescribed by a physician (and many times must substitute the lower cost generic product for patients covered by a managed care or insurance program which pays pharmacy benefits).

A generic pharmaceutical product is approved by the FDA upon the establishment of bioequivalence to the original branded product. Demonstration of bioequivalence requires that the generic product produce the same rate of release and concentration of the drug in the blood over time as the original branded product. Such generic products are generally sold at a significant price discount to the corresponding branded product and are generally manufactured by small, independent generic pharmaceutical companies to compete with the larger pharmaceutical companies on the basis of price. Such generic products have received widespread market acceptance. However, oral controlled release generic products typically have not been subject to the deep price discounts of immediate release generic products.

Products which include the same compound as the original branded products but are not generic versions of these brands may, however, be approved by the FDA on the basis of the more extensive regulatory procedures applicable to branded products. Once such products are approved, they may be marketed as distinct brands in competition with other brand name products upon expiration of the applicable patent on the drug compound in the original branded products. Biovail believes that there is a significant opportunity for the marketing of products so approved as branded once-daily controlled release versions of products currently available only in an immediate release form or in a controlled release form requiring multiple daily dosing. To take advantage of this opportunity, Biovail formed, in 1997, and entered into certain contractual relationships with, Intelligent Polymers Limited. See "--Intelligent Polymers Limited."

PRODUCTS OF BIOVAIL

LICENSED AND MARKETED PRODUCTS

The following table sets forth the controlled release products developed by Biovail that are currently licensed and marketed. These formulations have been designed for once-daily dosing unless otherwise specified. Except for Tiazac(R), which is a registered trademark of Biovail, the trade names for the pharmaceutical products described below are the property of (and may be registered trademarks of) Biovail's licensees and marketing partners or others.



Products              Chemical              Indication              Principal Licensee
--------              --------              ----------              ------------------
Tiazac(R)             Diltiazem             (anti-hypertensive/     Forest Laboratories (U.S.)
                                            anti-anginal)
Oruvail               Ketoprofen            (anti-inflammatory)     Wyeth-Ayerst Laboratories
                                                                    (U.S.)
Norpace*              Disopyramide          (anti-arrhythmic)       G.D. Searle (U.S.)
Theo-24               Theophylline          (bronchodilator)        UCB Pharma (U.S.)
Isoket Retard         Isosorbide Dinitrate  (coronary vasodilator)  Schwarz Pharma (Germany)
Elantan Long          Isosorbide-5-         (coronary vasodilator)  Schwarz Pharma (Germany)
                      Mononitrate
Sirdalud CR           Tizanidine            (muscle relaxant)       Novartis (Switzerland)
Gastro-Timelets       Metoclopramide        (GI motility modifier)  Temmler (Germany)
Novagent              Ibuprofen             (anti-inflammatory)     Temmler (Germany)
Beta-Timelets         Propanolol            (anti-hypertensive)     Temmler (Germany)
Tiamon Mono           Dihydrocodeine        (analgesic)             Temmler (Germany)
Regenon Retard        Diethylpropion        (anti-obesity)          Ternmler (Germany)
____________________
*Twice-daily dosing.

      TIAZAC(R)

The major product of Biovail is Tiazac(R), accounting for approximately 55% of total revenues generated for the twelve month period ended December 31, 1997. No other product or service individually accounted for 10% or more of Biovail's revenue base during such periods. In 1997 all Tiazac(R) revenues were generated from Forest Laboratories, Inc. ("Forest") and Crystaal Corporation.

Tiazac(R) belongs to a class of drugs for the treatment of hypertension called calcium channel blockers, which, in 1997, represented U.S. sales of $3.9 billion. Within the market for calcium channel blockers, diltiazem related once-daily products accounted for approximately $920 million of U.S. sales in the twelve months ended December 31, 1997, the largest portions of which are represented by Cardizem CD ($700 million) and Dilacor ($137 million), both of which are branded generics for diltiazem. Tiazac(R) is another branded generic for diltiazem.

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Patients for whom diltiazem-related drugs are prescribed must renew their prescriptions several times a year. The success of a new drug entering the market is measured by the percentage of new prescriptions, including such renewals, represented by such new drug. In March 1996, the first full month of commercial sales for Tiazac(R) in the U.S., 2.3% of all new prescriptions in the once-daily diltiazem market were represented by Tiazac(R). The percentage has increased each month since such that by December, 1997 Tiazac(R) represented 11.6% of all new prescriptions. There can be no assurance that levels of new prescriptions for Tiazac(R) will continue to grow or can be sustained or that such levels will be representative of Tiazac(R)'s market share of all sales of diltiazem products.

When a new drug formulation is approved by the FDA, it may be granted a three year exclusivity period under the Waxman-Hatch Act, during which it is protected from generic competition. Tiazac(R)'s exclusivity period expires in September 1998, but Biovail will be entitled, if a competitor files an ANDA for a generic version of Tiazac(R) with the FDA, to file a lawsuit against the competitor for patent infringement which automatically bars the FDA from granting approval for 30 months, subject to earlier resolution of the legal issues. Other than awaiting the expiration of the Tiazac(R) patent and exclusivity, the only way a generic applicant can avoid triggering the 30 month moratorium is by not seeking approval as a generic equivalent of Tiazac(R), but by filing an NDA under Section 505 (b) (1) of the Federal Food, Drug, and Cosmetic Act (the "FDC Act"), which is more expensive and costly to prepare than an ANDA.

Tiazac(R) is a once-daily controlled release formulation of diltiazem currently indicated for the treatment of hypertension. Tiazac(R) received FDA approval for the treatment of angina in early 1998. Tiazac(R) has several advantages over other formulations of diltiazem: a much smaller capsule size, wider dosing range (approved for a maximum daily dose up to 540 mg), lower pricing and labelling which specifically permits physicians to switch patients to Tiazac(R) from other formulations of diltiazem at the nearest equivalent daily dose. An NDA for Tiazac(R) was approved by the FDA in September 1995, by the U.K. Medicines Control Agency ("MCA") in April 1996 and by the Canadian Therapeutics Products Directorate ("TPD" or "HPB") in April 1997. Approvals in various other countries are expected throughout 1997 and 1998.

     OTHER PRODUCTS

In addition Tiazac(R) Biovail formulated 11 other oral controlled release products which were licensed to marketing partners and for which Biovail receives royalties, the majority of which approximate 3% of licensee net sales. The most significant product in this group is Oruvail, a controlled release formulation of ketoprofen indicated for the treatment of rheumatoid arthritis and osteoarthritis, chronic conditions that affect an estimated 18 million people in the U.S. alone. Oruvail is the world's first once-daily pH-dependent non-steroidal anti-inflammatory drug.

Oruvail is internationally established as an effective anti-arthritic treatment and is currently marketed by Wyeth-Ayerst Laboratories in the U.S. and by Rhone-Poulenc Rorer in other countries. Worldwide licensee sales of Oruvail exceeded $200 million in 1997.

     GENERIC PRODUCT PIPELINE

Biovail has a pipeline of 12 generic versions of branded controlled release products including Procardia XL which Biovail can re-acquire from Intelligent Polymers. See "-- Intelligent Polymers Limited". These branded drugs represented $4.0 billion in sales in the U.S. in the 12 months ended December 31, 1997. The twelve drugs in the pipeline are indicated primarily for the treatment of chronic conditions in the cardiovascular, cardiopulmonary and bone and joint disease areas and for pain management, conditions for which controlled release formulations provide significant clinical and economic benefits. Two of these are generic versions of diltiazem products, Cardizem SR (a twice-daily formulation) and



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Cardizem CD (a once-daily formulation).  Tiazac(R) itself, although a once-daily diltiazem formulation, is not a generic for Cardizem CD. It has a different release profile and is marketed as a branded version of diltiazem in general, not as a generic for Cardizem CD specifically. As a result, Biovail's management believes that introduction of a generic for Cardizem CD by Biovail will not significantly impact Tiazac(R) sales but will erode Cardizem CD sales.

Biovail filed an ANDA with the FDA for generic versions of Cardizem SR and Cardizem CD in the second quarter of 1996 and the second quarter of 1997, respectively. In addition, Biovail filed an ANDA with the FDA for a generic version of Verelan, another calcium channel blocker used in the treatment of hypertension, in the second quarter of 1997 and an ANDA for a generic version of Trental, used for the treatment of peripheral vascular disease, in the fourth quarter of 1996. In the January 1998, the FDA accepted the Biovail's ANDA filings for generic versions of Procardia XL and Adalat CC.
Collectively, the branded versions of these six products represented $2.1 billion in sales in the U.S. in the 12 months ended December 31, 1997. Of the six pipeline products which are not before the FDA, two are in the late stages of development and four are in more preliminary stages. The branded versions of these six products represented an additional $2.0 billion in sales in the U.S. in the 12 months ended December 31, 1997.

Biovail expects to price its generic products at a discount to the branded price. Because of the technological barriers associated with developing controlled release products and the high value-added nature of these products, Biovail does not expect its controlled release products to experience as much price erosion as do products in conventional dosage forms, which are easier to replicate.


                 CURRENTLY                                                      U.S.
                  MARKETED                                                     PRODUCT
                   BRAND                                                      SALES(2)
   COMPOUND         NAME          U.S. MARKETER            INDICATION       (IN MILLIONS)
--------------  ------------  ----------------------  --------------------  -------------
Diltiazem       Cardizem CD   Hoechst Marion Roussel  Angina, Hypertension           $700
Diltiazem       Cardizem SR   Hoechst Marion Roussel  Angina, Hypertension            $20
Pentoxifylline  Trental       Hoechst Marion Roussel  Peripheral Vascular            $150
Verapamil       Verelan       American Home Products  Angina, Hypertension           $110
Nifedipine (1)  Procardia XL  Pfizer Inc.             Angina, Hypertension           $785
Nifedipine      Adalat CC     Bayer Corporation       Hypertension                   $365

(1) Biovail is developing this product on behalf of Intelligent Products under the terms of the Development Contract. See "-- Additional Product" and "-- Development Contract".
(2)  U.S. product sales are for the 12 months ended December 31, 1997.

     DILTIAZEM CD

A three to four times daily immediate release formulation of diltiazem, introduced in November 1982 by Hoechst Marion Roussel, is marketed in the United States under the brand name Cardizem. Hoechst Marion Roussel introduced a controlled release once daily version in August 1992 under the brand name Cardizem CD. United States sales of Cardizem CD were approximately $700 million for 12 months ending December 31, 1997.

     Indication:

Diltiazem (Cardizem CD) is indicated for the management of hypertension and angina.

     Clinical Efficacy:

This controlled release formulation of diltiazem has been tested in numerous clinical trials. In all these trials, diltiazem was found to be highly effective in controlling elevated blood pressure and relieving symptoms of angina in a wide variety of patients. Side effects of the controlled release form are mild and rarely require discontinuation of therapy.

     Market Analysis:

Diltiazem belongs to a class of drugs known as calcium channel blockers. 1997 United States sales for this drug class accounted for over $3.9 billion. Other products in this class include Procardia XL (nifedipine), Isoptin (Verapamil), Verelan (Verapamil) and Norvasc (amlodipine).

Biovail has submitted an ANDA for its generic version of Cardizem CD. Andrx Corporation and Purepac Pharmaceuticals have also filed an ANDA for the generic version of Cardizem CD.

     DILTIAZEM SR

A three to four times daily immediate release formulation of Diltiazem, introduced in November 1982 by Hoechst Marion Roussel, is marketed in the United States under the brand name Cardizem. Hoechst Marion Roussel introduced a controlled release twice daily version in February 1989 under the brand name Cardizem SR. United States sales of Cardizem SR were approximately $20 million for 12 months ending December 31, 1997.

     Indication:

Diltiazem (Cardizem SR) is indicated for the management of hypertension.

     Clinical Efficacy:

This controlled release formulation of diltiazem has been tested in numerous clinical trials. In all these trials, diltiazem was found to be highly effective in controlling elevated blood pressure in a wide variety of patients. Side effects of this controlled release formulation are mild and rarely require discontinuation of therapy.

     Market Analysis:

     Diltiazem belongs to a class of drugs known as calcium channel blockers. 1997 United States sales for this drug class accounted for over $3.9 billion. Other products in this class include Procardia XL (nifedipine), Isoptin (Verapamil), Verelan (Verapamil) and Norvasc (amlodipine).

Biovail expects approval on its ANDA for the generic version of Cardizem SR shortly. Teva Pharmaceuticals Inc. and Mylan Pharmaceutical Inc. are currently marketing generic versions of Cardizem SR.

     PENTOXIFYLLINE

A three times a day timed release formulation of pentoxifylline, introduced in September of 1994 by Hoechst Marion Roussell, is marketed in the United States under the trade name Trental. United States sales of Trental were approximately $150 million for 12 months ending December 31, 1997.

     Indication:

Trental is indicated for the treatment of patients with peripheral arterial disease.

     Clinical Efficacy:

The controlled release formulation of pentoxifylline is well tolerated. Tissue oxygen levels are significantly increased with the use of this drug. The exact mechanism of action is unknown.

     Market Analysis:

1997 sales for pentoxyfilline in the United States were approximately $120 million. Generic versions of Trental were launched in August 1997. Biovail expects an approval of its ANDA for the generic version of Trental shortly.

     VERAPAMIL SR

A three to four times daily immediate release formulation of Verapamil, originally introduced in March 1982 by Knoll Pharmaceuticals, is marketed in the United States under the brand name Isoptin. Lederle Laboratories received approval for a controlled release version in May 1990 and markets the product under the brand name Verelan. United States sales of Verelan were approximately $110 million for 12 months ending December 31, 1997.

     Indication:

Verapamil (Verelan) is indicated for the management of essential hypertension.

     Clinical Efficacy:

This controlled release formulation of Verapamil has been tested in numerous clinical trials. In all these trials, Verapamil was found to be highly effective in controlling elevated blood pressure in a wide variety of patients. Side effects of this controlled release formulation are mild and rarely require discontinuation of therapy.

     Market Analysis:

Verapamil belongs to a class of drugs known as calcium channel blockers. 1997 United States sales for this drug class accounted for over $3.9 billion. Other products in this class include Cardizem CD (diltiazem), Tiazac (diltiazem), Isoptin (verapamil), Procardia (nifedipine) and Norvasc (amlodipine).

Biovail has filed an ANDA for the generic version of Verelan. Biovail was first to file an ANDA and to our knowledge is the only company who has filed an ANDA to date.

     NIFEDIPINE XL

A three to four times daily immediate release formulation of nifedipine, introduced in January 1982 by Pfizer, is marketed in the United States under the brand name Procardia. Pfizer introduced a controlled release version in September 1989 under the brand name Procardia XL. For the 12 months ended December 31, 1997 United States sales of Procardia XL were approximately $785 million.

     Indication:

Nifedipine (Procardia XL) is indicated for the management of hypertension and angina.


     Clinical Efficacy:

This controlled release formulation of nifedipine has been tested in numerous clinical trials. In all these trials, nifedipine was found to be highly effective in controlling elevated blood pressure and relieving symptoms of angina in a wide variety of patients. Side effects of this controlled release formulation are mild and rarely require discontinuation of therapy.

     Market Analysis:

Nifedipine belongs to a class of drugs known as calcium channel blockers. 1997 United States sales for this drug class accounted for over $3.9 billion. Other products in this class include Cardizem CD (diltiazem), Tiazac (diltiazem), Isoptin (Verapamil), Verelan (Verapamil) and Norvasc (amlodipine).

Biovail has filed an ANDA for the generic version of Procardia XL that includes
multiple strengths.   Mylan Pharmaceuticals Inc. has filed an ANDA for one
strength only.


     NIFEDIPINE CC

A three to four times daily immediate release formulation of nifedipine, introduced in January 1985 by Bayer, is marketed in the United States under the brand name Adalat. Bayer received approval from the FDA for a controlled release version in April 1993 and markets the product under the brand name Adalat CC. United States sales of Adalat CC were approximately $365 million for 12 months ending December 31, 1997.

     Indication:

Nifedipine (Adalat CC) is indicated for the management of hypertension.

     Clinical Efficacy:

This controlled release formulation of nifedipine has been tested in numerous clinical trials. In all these trials, nifedipine was found to be highly effective in controlling elevated blood pressure in a wide variety of patients. Side effects of this controlled release formulation are mild and rarely require discontinuation of therapy.

     Market Analysis:

Nifedipine belongs to a class of drugs known as calcium channel blockers. 1997 United States sales for this drug class accounted for over $3.9 billion. Other products in this class include Cardizem CD (diltiazem), Tiazac (diltiazem), Isoptin (Verapamil), Verelan (Verapamil) and Norvasc (amlodipine).

Biovail has filed an ANDA for the generic version of Adalat CC that includes multiple strengths. Warner Chilcott Laboratories has filed an ANDA for one strength only.

INTELLIGENT POLYMERS LIMITED ("INTELLIGENT POLYMERS")

Intelligent Polymers was formed by Biovail in July, 1997, primarily to develop once-daily controlled release versions of selected drugs which are currently marketed only in immediate release form or in controlled release form requiring multiple daily dosing and whose patents have or will have expired upon the anticipated date of receipt of FDA marketing approval for the once-daily controlled release formulations to be developed. Upon development and regulatory approval of such products, Intelligent Polymers expects that such products will be marketed under distinct brand names. Intelligent Polymers does not intend to perform any research or other activities on its own behalf, but rather will pay Biovail to perform all such activities pursuant to the terms of the Development Contract (as defined below).

INTELLIGENT POLYMERS PRODUCTS

Under the Development Contract with Biovail, Intelligent Polymers will seek to have developed once-daily controlled release branded generic versions of the following compounds:


            CURRENTLY                                               BRAND NAME        U.S.
             MARKETED                                              PRODUCT U.S.      PRODUCT
              BRAND                                                   PATENT        SALES(2)
 COMPOUND      NAME        U.S. MARKETER          INDICATION       EXPIRATION(1)  (IN MILLIONS)
----------  ----------  --------------------  -------------------  -------------  -------------
Bupropion   Wellbutrin  Glaxo Wellcome        Depression           Expired        $300.0
Buspirone   Buspar      Bristol-Myers Squibb  Anxiety, depression  Expired        $395.5
Metformin   Glucophage  Bristol-Myers Squibb  Diabetes             Expired        $508.2
Gabapentin  Neurontin   Parke-Davis           Epilepsy             Expired        $303.0
Tramadol    Ultram      Johnson  & Johnson    Chronic pain         Expired        $326.9

------------

(1) Patent expiration refers to expiry of U.S. patents (inclusive of any extensions) on drug compounds. Patents outside the United States may differ from those in the U.S. Under U.S. law, the expiration of a patent on a drug compound does not create a right to make, use or sell that compound. There may be additional patents relating to a person's proposed manufacture, use or sale of a product that could potentially prohibit such person's proposed commercialization of a drug compound. Intelligent Polymers does not believe any such additional patents will prohibit the proposed commercialization of the Products as it is not aware of any U.S. patents which might be infringed by the Products as currently contemplated to be manufactured, used or sold by Intelligent Polymers.
(2)  U.S. product sales are for the 12 months ended December 31, 1997.


     BUPROPION

A four-times daily immediate release formulation of Bupropion, introduced in July, 1989 by Glaxo Wellcome Inc. ("Glaxo"), is marketed in the U.S. under the brand name Wellbutrin. In additiona, a twice-daily controlled release formulation of Bupropion, introduced in November, 1996 by Glaxo, is marketed in the U.S. under the brand name Zyban for use as an aid in smoking cessation. For the 12 months ended December 31, 1997 U.S. sales of Bupropion were approximately $300 million.

Indication

Bupropion is indicated for the symptomatic relief of depressive illness.
Major depression is frequently encountered by patients of primary care physicians. Depression may occur in neurosis as well as in mood disorders and is a manifestation of major psychiatric illness. Bupropion is also indicated in the U.S. for use as an aid in smoking cessation.

     Clinical Efficacy.

Bupropion ihas been proved to be effective in the treatment of depression. An open, uncontrolled study of 3,167 patients at 105 sites showed that functional status improved in patients treated with Wellbutrin SR for up to 56 days.
This improvement was highly correlated with improvement in clinical symptoms.

Bupropion can also be used in conjunction with other anti-depressant drugs. When combined with another cloass of anti-depressants, specified neurotransmitter modulators ("SNMs"), in 27 patients, greater symptomatic improvement was found in 19 (70%) of those 27 subjects during a combined daily use of Bupropion with an SNM (Prozac-equivalent) than with either drug alone.

Intelligent Polymer's once-daily controlled release formulation of Bupropion will seek to significantly improve upon the existing sustained release formulation by providing sustained plasma levels with better control of symptoms and improved compliance with convenient once-a-day dosing. Clinically, it is important that syptoms in the depressed patient be adequately controlled as compliance is a major concern in these patients.

In a study in children with attention deficit disorder with hyperactivity
(ADDH), the results indicated that Bupropion may also be a useful addition to available treatments for ADDH.

In addition, Bupropion has been demonstrated to be an effective aid in smoking cessation. In a controlled trial of transdermal nicotine and sustained-release Bupropion, both together with a placebo in 893 patients for nine weeks, smoking cessation rates were 20% with placebo, 32% with nicotine alone, 46% with Bupropion alone and 51% with both transdermal nicotine and Bupropion.

     Market Size

The largest segment in the anti-depressant market is represented by SNMs (with which Bupropion is used in combination or with which it competes) which had U.S. sales of $4.0 billion in the 12 months ended March 31, 1997. The anti-depressant market consists of our major durg categories: tricyclic anti-depressants, monoamine oxidase inhibitors, anti-mania drugs and SNMs. Major marketed brands include Tofranil (imipramine), Prozac (lluoxetine), Paxil (paroxetine), Luvox (fluoxamine) and Zoloft (sertaline). The smoking cessation market reached $409 million in the 12 months ended March 31, 1997. Major marketed brands of smoking cessation products include nicotine products such as Nicoderm, Habitrol, Nicorette, Nicotrol and Prostep.

     BUSPIRONE

A three-times daily immediate release formulation of Buspirone, introduced in October, 1986 by Bristol-Myers Squibb Company, is marketed in the United States under the brand name Buspar. For the 12 months ended December, 1997 U.S. sales of Buspar were approximately $395 million.

Indication

Buspirone is indicated for the short-term symptomatic relief of excessive anxiety in patients with generalized anxiety disorder ("GAD"), which is also known as anxiety neurosis. GAD is a neurotic disorder characterized by chronic unrealistic anxiety often punctuated by acute attacks of anxiety of panic. Anxiety is a symptom of almost all psychiatric disorders and is encoutered in day-to-day practice by both the general practitioner and the psychiatrist.

     Clinical Efficacy

Controlled studies suggest that Buspirone is effective in treating GAD and that, unlike other anti-anxiety drugs, tolerance to the therapeutic effect of Buspirone does not develop. In one study involving 121 patients, Buspirone was found to be effective in improving both anxiety and depressive symptoms in GAD patients. Another study showed that Buspirone was more effective and had fewer side effects than lorazepam, a competing drug, and that, unlike patients treated with Lorazepam, those treated with Buspirone did not exhibit rebound anxiety. Given its effectiveness in treating symptoms of depression associated with GAD, Buspirone is also an effective and well tolerated drug for the treatment of depressive disorders.

     Market Size

The anti-anxiety market had $770 million in U.S. sales for the 12 months ended March 31, 1997, of which Buspirone was the market leader with a 46% share.
Due to its efficacy in treating depressive symptoms in GAD patients, Buspirone also indirectly competes in the market for antidepressant drugs, including the market for SNMs, which represented U.S. sales of approximately $4.0 billion in the 12 months ended March 31, 1997. Major anti-anxiety brands other than Buspirone include Xanax (alprazolam), Librium (chlordiazepoxide), Valium (diazepam), Ativan (lorazepamJ), Serax (oxazepam) and Atarax (hydroxyzine).

     METFORMIN

A two to three times daily immediate release formulation of Metformin, introduced in April, 1995 by Bristol-Myers Squibb Company, is marketed in the United States under the brand name Glucophage. For the 12 months ended December 31, 1997, U.S. sales of Glucophage were approximately $508 million.

     Indication

Metformin is indicated for the treatment of diabetes mellitus which cannot be controlled by proper dietary management, exercise and weight reduction or when insulin therapy is not appropriate. Diabetes is a common disorder in which there are inappropriately elevated blood glucose levels and a variety of end organ complictions leading to impaired kidney function and accelerated atherosclerosis.

     Clinical Efficacy

Clinical advantages of Metformin include achieving control of elevated blood sugar levels without exacerbating weight gain, which is a common side effect of other anti-diabetic treatments. Metformin differs from the sulfonylureas in tht it does not elevate insulin secretion and does not product abnormally low blood sugar levels.

In controlled trials, Metformin has shown efficacy in lowering elevated blood sugar levels in the treatment of diabetes mellitus. In one such study of 289 obese patients with non-insulin dependent diabetes, poorly controlled with diet, the patients were given Metofrmin or a placebo. Blood sugar levels were on average 29% lower in patients receiving Metformin than in patients receiving a placebo. Furthermore, total cholesterol, LDL, and triglyceride concentrations decreased in patients receiving Metformin, but did not change in patients receiving a placebo.

     Market Size

The oral anti-diabetic market represented $1.1 billion in U.S. sales for the 12 months ended March 31, 1997 of which Glucophage had captured a 34% market share, only two years after its introduction. Other major anti-diabetic products include Glucotrol XL (glipizide) and Glynase (glyburide).

     GABAPENTIN

A three times a day, immediate release formulation of Gabapentin introduced in February, 1994 by Parke Davis is marketed in the United States under the brand name Neurontin. Year ending, March, 1998 sales of gabapentin in the United States were $303 million.

     Indication

Gabapentin is indicated as adjunctive therapy for the treatment of seizure disorders. It is used to minimize "break through" seizures in patients that are being treated for epilepsy using other anti-convulsant therapies.

     Clinical Efficacy

Gabapentin is an anticonvulsant drug whose mechanism of action is unknown. Clinical studies have shown that the use of Gabapentin as an add on therapy reduces the incidence of refractory partial seizures as well as secondarily generalized tonic-clonic seizures in epileptic patients.

CNS side effects can occur in patients treated with Gabapentin. A sustained release formulation will minimize these side effects by providing steady state therapeutic plasma levels without the peaks and troughs normally associated with immediate release dosing. A once a day dosing regimen should improve patient compliance as well as the patient's quality of life.

     Market Size

Sales for the drug treatment of seizure disorders in the United States were $1.8 billion for for 12 months, year ending March 31, 1998. Gabapentin sales accounted for 17% of this market. Other anticonvulsant drugs include Dilantin (phenytoin), Depakene (valproic acid) and Tegopen (carbamazapine).

     TRAMADOL

A three to four times daily immediate release formulation of Tramadol, introduced in March, 1995 by Johnson and Johnson, is marketed in the United States under the brand name Ultram. For the 12 months ended December 31, 1997 U.S. sales of Ultram were approximately $326 million.

     Indication

Tramadol is indicated for the treatment of a variety of pain syndromes, including management of moderate to moderately severe chronic pain associated with cancer and other terminal illnesses. Pain is a common symptom of many diseases and is generally seen in everyday clinical practive.

     Clinical Efficacy

Tramadol is one of a number of narcotic (opioid) analgesics, which are among the most effective and valuable medications for the treatment of chronic pain. Tramadol's minimal propensity to induce typical opioid adverse effects is an advantage over other morphine-like agents. For example, relative to morphine, Tramadol causes less dependence and less respiratory depression. Tramadol also demonstrates a low potential for abuse of addiction and appears to be a promising drug for postoperative paid relief.

In a recent article published in the American Journal of Medicine, the author concluded that, based on clinical experience, Tramadol appears to have a low potential for abuse or addiction. Results from U.S. and European studies indicated that Tramadol is an effective analgesic that may have a particularly important role in the management of chronic pain. Tramadol has been prescribed for almost two decades in Europe.

Two long-term safety studies conducted on patients with chronic, nonmalignant pain demostrated the efficacy of Tramadol in a variety of pain conditions.

Intelligent Polymers' once-daily controlled release forumlation of Tramadol will seek to provide sustained pain control, as compared to the immediate release form. This would be especially useful to cancer or terminally ill patients who need analgesics as a 24-hour treatment.

     Market Size

The combined market for narcotic and non-narcotic analgesics had U.S. sales of $1.5 billion for the 12 months ended March 31, 1997. The market for drugs for the relief of chronic pain consists of two major categories, narcotic and non-narcotic drugs. Narcotic analgesics include morphine, (ketorolac) and Cataflam (diclofenac) are commonly used.

     ADDITIONAL PRODUCT

In addition to seeking to develop once-daily controlled release versions of the products listed above, Intelligent Polymers will also seek to complete development of a generic version (the "Additional Product") of a controlled release nifedipine formulation that is currently marketed in the U.S. by Pfizer Inc. ("Pfizer") under the brand name Procardia XL See " Generic Product Pipeline". Nifedipine is indicated for the treatment of hypertension and angina. Biovail, on behalf of Intelligent Polymers, had filings accepted by the FDA for multiple strengths of generic versions of Procardia XL early in 1998. The U.S. patent on the drug compound nifedipine and the exclusivity period on such drug compound and on Procardia XL have expired, but several other patents are listed with the FDA as being applicable to the product marketed by Pfizer. However, Intelligent Polymers has advised Biovail that it believes that such other patents will not delay the marketing of Biovail's generic formulation upon receipt of FDA approval as it is not aware of any U.S. patents which might be infringed by the products as currently contemplated to be manufactured, used or sold by Intelligent Polymers. In the 12 months ended December 31, 1997, Procardia XL had U.S. sales of $785 million.

Biovail will have the right to exercise an option to acquire the Additional Product upon Biovail's agreement to pay, at Biovail's option, either of (i) base royalties of 10% of net sales from the Additional Product during the License Period or (ii) within 30 days of the exercise of the option, a lump sum of $25.0 million. In the event that Biovail exercises the Option, Biovail will possess all rights with respect to the Additional Product, including, without limitation, the right to manufacture or obtain manufacturing for, license and market the Additional Product.

     DEVELOPMENT CONTRACT

Intelligent Polymers has entered into a development and license agreement with Biovail (the "Development Contract") under which Biovail has agreed to use diligent efforts to (i) conduct toxicity studies, formulation development and clinical studies for, and pursue U.S. regulatory approval of, the Products other than the Additional Product and (ii) conduct clinical testing for, and pursue U.S. regulatory approval of, the Additional Product, each in accordance with the terms of the Development Contract. The pricing structure of the Development Contract is considered by Biovail to be consistent with contractual relationships it has had and continues to have with other third parties.

Payments to Biovail under the Development Contract will be in an amount equal to the full amount of all Development Costs incurred by Biovail in performing these activities, up the maximum amount of funds available to Intelligent Polymers (which includes any licensing or marketing income earned by Intelligent Polymers and any cash received upon the exercise of the Biovail Option), less working capital to be retained by Intelligent Polymers of $1.0 million and a reserve of $1.5 million for possible litigation relating to the Additional Product (the "Available Funds," which term shall include any portion of the litigation reserve remaining after FDA approval of the Additional Product). Such payments to Biovail included an initial payment of $3.5 million for access to and use of Biovail's proprietary technology in connection with such product development and $1.25 million as payment for the transfer of the Additional Product, based on Biovail's Development Costs in May and June, 1997, relating to the development of the Additional Product.

Biovail will own all rights to the products which it will develop for Intelligent Polymers pursuant to the Development Contract. Pursuant to the Development Contract, Biovail will cause to be filed any patent applications with respect to the products that it reasonably believes to be patentable and technically significant. Although Biovail's patents, pending patent applications, and any patents obtained in the future covering the Products may be of importance to future operations, there can be no assurance that any additional patents will be issued or that any patents, now or hereafter issued, will be of commercial benefit. Biovail will own any such patents granted but such patents will be subject to the License.


     SERVICES AGREEMENT

Intelligent Polymers has entered into a services agreement with Biovail (the "Service Agreement") pursuant to which Biovail has agreed to provide management and administrative services to Intelligent Polymers for a quarterly fee of $100,000. The Services Agreement terminates one year after termination of the Purchase Option. In addition, Intelligent Polymers may terminate the Services Agreement at any time upon 90 days' notice. Either Biovail or Intelligent Polymers may terminate the Services Agreement in the event that the other party (i) breaches any material obligation thereunder or under the Development Contract, which breach continues for 60 days after notice thereof, or (ii) enters into any liquidation or bankruptcy proceedings.

     PURCHASE OPTION

Biovail, as the holder of all of the issued and outstanding special shares, par value $1.00 per share, of Intelligent Polymers has the right to purchase all, but not less than all, of the Intelligent Polymers Common Shares outstanding at the time such right is exercised (the "Purchase Option). If the Purchase Option is exercised, the purchase price calculated on a per share basis is as follows:


                                                                       Expected Purchase
If the Intelligent Polymers Common Shares are acquired                      Option
Pursuant to the Purchase Option:                                         Exercise Price
Before October 1, 2000...............................................        $39.06
On or after October 1, 2000 and on or before September 30, 2001......         48.83
On or after October 1, 2001 and on or before September 30, 2002 .....         61.04

The Purchase Option Exercise Price may be paid in cash or Biovail Common Shares, or any combination of the foregoing, at Biovail's sole discretion.
Any such Biovail Common Shares will be valued based upon the average of the closing prices for Biovail Common Shares on the NYSE for the five trading days immediately preceding the date of the Exercise Notice.

MARKETING ALLIANCES

Outside of Canada, Biovail does not engage in direct marketing or sales of its products but instead seeks to enter into licensing agreements with various regional and multinational pharmaceutical companies for the marketing and sale of its products in specified territories. While the specific terms of each license agreement vary, the agreements in general require the licensee to pay Biovail a royalty based on a specific percentage of net sales, and/or a share of the net profits from the sales of the licensed products and the purchase the product from Biovail.

      FOREST LABORATORIES

Biovail licensed the right to market Tiazac(R) in the United States to Forest in September 1995 and the formal product launch took place in February 1996. A license agreement with Forest provides for a royalty payment of 8% of net sales for a period of 16 years, commencing December 1995. In addition, Biovail and Forest also entered into a 16 year supply agreement, also commencing December 1995, under which Biovail acts as the exclusive manufacturer of Tiazac(R) and receives contractually determined manufacturing fees.

Forest and Biovail acquired a mutual option to negotiate with the other regarding their respective pipeline products. For example, Biovail will license Forest's Flumadine, an anti-viral drug for the treatment of influenza A, for sale in Canada through Crystaal. This agreement does not apply in the event that either Forest or Biovail decides to market its respective products either itself or through subsidiaries or affiliates.

      TEVA PHARMACEUTICALS

In December 1997, the Company entered into an agreement with a subsidiary of Teva Pharmaceuticals Industries Ltd. ("Teva") for the development and marketing of twelve generic oral controlled release products. See " - Generic Product
Pipeline".   Eight of the twelve products have been identified and at December
31, 1997, four had been filed with the Food and Drug Administration ("FDA") and an additional two were subsequently filed in January 1998. Biovail will manufacture the products covered by this agreement and Biovail will enjoy a 50% to 60% share of the profits after deducting Cost Goods Manufactured and an allowance for selling and distribution expenses.

The Company will incur all costs and expenses for the development and registration for the eight identified products. The Company and Teva will jointly select and share equally the costs associated with the development and registration for the four unidentified products. Under the terms of the agreement, Teva is obligated to pay the Company an aggregate of $34.5 million, subject to certain milestones. Of the $34.5 million, $23.5 million relates to reimbursement of research and development fees and $11.0 million for the initial purchase of product.


     INTERNATIONAL MARKETING ALLIANCES

Tiazac(R) (diltiazem) is marketed under the trade name Viazem XL and under other trademarks in Europe. It is licensed to DuPont Merck in the United Kingdom and Ireland; Ratiopharm GmbH and Heumann GmbH in Germany; Zambon B.V. in The Netherlands and A/S GEA Farmaceutisk Fabrik in Denmark, Sweden and Finland as well as Crinos S.p.A. in Italy. Biovail has also recently licensed the product to two companies in South America and a company in Australia.

Biovail has licensed the generic version of Cardizem CD (diltiazem) to Novopharm Limited. Technilab Pharma Inc. has licensed the generic versions of Trental (pentoxyfilline), Verelan (verapamil) and Cardizem SR (diltiazem). These companies will market the products exclusively in Canada. Glaxo Wellcome S.A. has recently signed an exclusive agreement with Biovail to market the generic version of Trental (pentoxyfilline) in Brazil, Argentina and Mexico. They are currently reviewing the option of expanding the territory to include 7 additional countries in South America.

CRYSTAAL CORPORATION

Crystaal, the Canadian marketing and sales subsidiary of Biovail, provides sales and marketing support for Biovail's products as well as for products licensed from third parties worldwide. Crystaal is located at the Company's facility in Mississauga, Ontario, Canada. Crystaal is dedicated to providing high quality, cost effective branded pharmaceuticals to Canadian health care professionals and their patients.

Crystaal has adopted a business strategy of in-licensing branded drug products through strategic joint ventures and partnerships. Biovail believes that this, combined with Biovail's portfolio of existing and new controlled release branded generic products, places Crystaal in an excellent position to become a significant force in the Canadian market.

Crystaal's product portfolio strategy is to focus on drugs for the primary care market, therapies for the acute care segment and drugs for the treatment of CNS and neurological disorders. All three therapeutic areas represent rapidly growing market segments, offering a multitude of in-licensing opportunities.

Crystaal's current pipeline includes:


PRODUCT                                                        STATUS
CORLOPAM (FENOLDOPAM) for the treatment of
hypertension in hospitalized                                   NDS to be filed in
patients.                                                      Q4/98

BREXIDOL (B-CYCLODEXTRIN COMPLEX) for the
treatment of acute pain.                                       NDS filed

D-METHYLPHENIDATE for the treatment of Attention
Deficit-Hyperactivit                                           NDS to be filed in
y Disorder (ADHD).                                             1999

FLUMADINE (RIMANTADINE) for prophylaxis and
treatment of influenza A.                                      NDS filed

Crystaal currently markets Tiazac(R) (diltiazem once-daily) for the treatment of hypertension through its national field force consisting of 40+ representatives, under the direction of a marketing and sales management team located at the company headquarters in Mississauga. Tiazac was launched in May 1997 and is rapidly penetrating the market in provinces where it has been accepted on the provincial drug formulary. Formulary listings of Tiazac in the remaining provinces are expected by the end of 1998.

TECHNOLOGY

Biovail has four oral drug delivery technologies which are applicable to the development of controlled release products. These technologies enable Biovail to develop both branded and generic pharmaceutical products. Biovail's formulations for these products are either patented or proprietary. Accordingly, other generic manufacturers may be inhibited from duplicating products because of Biovail's patented or proprietary rights or because of the difficulty of duplicating Biovail's formulations.

Oral controlled release technology permits the development of specialized oral drug delivery systems that improve the absorption and utilization by the human body of a variety of pharmaceutical compounds and offer a number of advantages, in particular, allowing the patient to take only one or two doses a day. This combined with enhanced therapeutic effectiveness, reduced side effects, improved compliance and potential cost effectiveness makes controlled release drugs ideally suited for the treatment of chronic conditions.

Biovail's controlled release technologies can provide a broad range of release profiles, taking into account the physical and chemical characteristics of a drug product, the therapeutic use of the particular drug and the optimal site for release of the drug in the gastrointestinal tract (the "GI tract"). The objective is to provide a delivery system allowing for a single dose per 12 to 24 hour period while assuring gradual and controlled release of the subject drug at a suitable location(s) in the GI tract.

The release mechanism varies depending on the particular technology employed. Most of the release mechanisms rely on either (i) the disintegration of intelligent polymers, that is, polymers which have been engineered to act in a specific manner based on particular conditions such as the pH level, or acidity, at various locations in the GI tract, or (ii) osmotic diffusion, which is based on the diffusion of the active ingredient across a semi-permeable membrane. In osmotic diffusion, active ingredients which are to be released in a controlled manner and absorbed into the body over time are placed within a semi-permeable membrane and diffuse across the membrane gradually over a 24 hour period, depending on the relative particulate concentration on the other side of the membrane as the drug travels through the GI tract.

Release patterns are characterized as zero order, which indicates constant release over time, or first order, which indicates decreasing release over time.

Biovail utilizes four proprietary drug delivery platforms, described below, involving matrix tablets or multiparticulate beads in capsules. These platforms are capable of producing a wide variety of controlled release drug formulations.

     DIMATRIX

Dimatrix is a diffusion controlled matrix technology for water soluble drugs in the form of tablets. The drug compound is uniformly dispersed in an intelligent polymer matrix. The mechanism of release involves the swelling of polymers within the matrix, thus enabling the drug to be dissolved and released by diffusion through an unstirred boundary layer. The release pattern is characterized as first order, as the rate of drug diffusion out of the swollen matrix is dependent upon the concentration gradient.

     MACROCAP

Macrocap consists of immediate release beads made by extrusion/spheronization/pelletization techniques or by layering powders or solutions on nonpareil seeds. Release modulating intelligent polymers are sprayed on the beads using various coating techniques. The coated beads are filled in hard gelatin capsules. Drug release occurs by diffusion associated with bioerosion or by osmosis via the surface membrane. The release mechanism can be pH activated or pH independent. The beads can be formulated to produce first order or zero order release.

     CONSURF

Consurf is an intelligent zero order drug delivery system for hydrophilic and hydrophobic drugs in the form of matrix tablets. The drug compound is uniformly dispersed in a matrix consisting of a unique blend of intelligent polymers. The mechanism of release involves the concurrent swelling and dissolution of the matrix such that a constant surface tablet area is maintained during transit through the GI tract, resulting in zero order release.

     MULTIPART

Multipart consists of a tablet carrier for the delivery of controlled release beads which preserves the integrity and release properties of the beads. The distribution of the beads is triggered by disintegration of the tablet carrier in the stomach. Drug release from the beads can be pH activated or pH independent and can occur by disintegration or osmosis. The beads can be formulated to produce first or zero order release.


OPERATIONS

      RESEARCH AND DEVELOPMENT

Biovail's staff of scientists has expertise in all aspects of research and development, from pre-formulation studies and formulation development to pharmacokinetics and technology applications. Biovail has successfully developed appropriate delivery systems for pharmaceutical compounds exhibiting a wide range of solubility and hydrophobicity characteristics. The scientific staff is led by Dr. Isa Odidi, Vice President of Research and Development.

In 1996, Biovail enhanced its research capabilities when it opened its primary Canadian research and development facilities. This 24,000 square foot facility in Toronto is equipped with state-of-the-art technology and equipment. Complementing the technology is the group's optimized computer modelling and simulation expertise. Biovail believes that this combination of highly specialized equipment, scientific expertise and proprietary internal technology platforms enable Biovail to effectively pursue its controlled release drug delivery research and development programs.

      MANUFACTURING AND FACILITIES

Biovail operates two modern, fully integrated pharmaceutical manufacturing facilities located in Steinbach, Manitoba, Canada and Carolina, Puerto Rico. Both facilities meet GMP requirements and are inspected on a regular basis by the FDA, the TPD, other regulatory bodies and Biovail's auditing team to ensure compliance on an ongoing basis with GMP. Both manufacturing facilities are currently producing Tiazac(R) beads for distribution in the United States and Canada.

Biovail's 75,000 square foot plant in Steinbach, Manitoba was constructed in 1994. Its manufacturing processes include: granulation and coating with solvents, bead extrusion and spheronization; fluid bed drying and tableting; high speed encapsulation with 100% quality control weight checks; and high speed automatic packaging lines.

The Carolina, Puerto Rico facilities total 34,000 square feet, including 23,000 square feet acquired in 1995 as part of the Galephar transaction and 11,000 square feet of additional leased warehouse space. This plant is specially constructed for the high capacity production of controlled release beads.

      CONTRACT RESEARCH DIVISION

Biovail's Contract Research Division ("CRD") serves Biovail and also provides other pharmaceutical companies with a broad range of pharmaceutical development services, including pharmacokinetic studies, bioanalytical laboratory testing and clinical research studies. The CRD can also provide support services to its clients in the area of quality assurance.

Operating as an independent business unit with its own independent internal ethics review board, the CRD is located in a 35,000 square foot stand-alone facility owned by Biovail in Toronto, Ontario. This facility includes a fully equipped bioanalytical laboratory, a department of biopharmaceutics and statistical analysis and a live-in 140-bed study clinic.

To date, the CRD has designed and conducted approximately 1,200 Phase I bioavailability, bioequivalence and drug interaction studies on approximately 500 compounds. Therapeutic areas in which studies have been completed include cardiovascular, cardiopulmonary, bone and joint disease, pain management, infectious diseases, central nervous system, gastroenterology and endocrinology. In addition, the CRD is active and experienced in the design and implementation of Phase III and Phase IV clinical trials from protocol design and monitoring to completion of statistical reports.

The CRD includes a full service bioanalytical laboratory which performs specialized bioanalytical and quality control testing and method development as well as other laboratory services for major regional and multinational pharmaceutical concerns. The laboratory is subject to full compliance with Good Laboratory Practices regulations and standards required by the FDA, the TPD and certain other foreign regulatory bodies.


REGULATORY AFFAIRS AND QUALITY ASSURANCE

Biovail's Corporate Regulatory Affairs and Quality Assurance Department performs a key role in every aspect of the development and registration of each product and has prepared product submissions for regulatory agencies in the U.S., Canada, the United Kingdom and the European Union. This department also coordinates all data and document management, including amendments, supplements and adverse events reporting. The department seeks to ensure that all stages of product development and production fully comply with Good Clinical, Laboratory and Manufacturing Practices.

PATENTS AND PROPRIETARY RIGHTS

Biovail has not routinely sought patents on its controlled release technology because (i) its current products under development are generic drugs and, when an ANDA is filed which competes with any Biovail ANDA filed for a Biovail generic product, patent protection would not afford benefits (which normally accrue to NDA holders) before the FDA and (ii) the filing of certain patents may provide potential competitors with information relating to such technology which may enable such competitors to exploit information related to such technology which is not within the confines of the protection of the patent. However, Biovail has an exclusive right to the patented technology for its controlled release formulation of Tiazac(R). Historically, Biovail has relied on trade secrets, know-how and other proprietary information. While certain of Biovail's licensors have sought patents on controlled release technology licensed to Biovail, there can be no assurance that any patents will be issued or, if issued, that the manufacture, use, sale, importation or offer for sale of such patented matter will not infringe upon other patents or technology. The ability of Biovail to compete effectively with other companies will depend, in part, upon its ability to maintain the proprietary nature of its technology. To protect its rights in these areas, Biovail requires all licensors, licensees and significant employees to enter into confidentiality agreements. There can be no assurance, however, that these agreements will provide meaningful protection for Biovail's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information.

EMPLOYEES

As of December 31, 1997, the Company employed 377 employees (of which 65 are employed on a part-time basis). None of the Company's employees is represented by a collective bargaining agreement nor has the Company ever experienced any work stoppage. Management believes the Company's relations with its employees are good.

COMPETITION

The pharmaceutical industry is highly competitive and subject to rapid and significant technological change. Biovail's products face intense competition from both conventional forms of drug delivery and controlled release drug delivery systems developed, or under development, by other pharmaceutical concerns. Many of these competitors have greater financial resources and marketing capabilities than those of Biovail. Competitors of Biovail in the U.S. and abroad are numerous and include, among others, major pharmaceutical and chemical companies, including without limitation some of the licensees (or potential licensees) of Biovail's products, specialized contract research and research and development firms, universities and other research institutions. Biovail believes that its controlled release technology combined with its strategy of funding and controlling all or most aspects of its controlled release pharmaceutical business will provide the cost savings, efficiencies in product development and acceleration of regulatory filings necessary for it to compete effectively with such firms and institutions. There can be no assurance, however, that Biovail's competitors will not succeed in developing technologies and products that are as, or more, clinically or cost-effective than any that are being developed or licensed by Biovail or that would render Biovail's technologies and products obsolete or uncompetitive. In addition, certain of Biovail's competitors have greater experience than Biovail in clinical testing and human clinical trials of pharmaceutical products and in obtaining FDA and other regulatory approvals.

REGULATION

The research and development, manufacture and marketing of controlled release pharmaceuticals are subject to regulation by the FDA, HPB and comparable authorities in other foreign countries. These national agencies and other federal, state, provincial and local entities regulate the testing, manufacturing, safety and promotion of Biovail's products. The regulations applicable to products of Biovail may change as the currently limited number of approved controlled release products increases and regulators acquire additional experience in this area.

UNITED STATES REGULATION

      NEW DRUG APPLICATION

It is expected that Biovail will be required by the FDA to comply with NDA procedures prior to marketing products. New drug compounds and new formulations for existing drug compounds which cannot be filed as ANDAs are subject to NDA procedures. These procedures include (i) preclinical laboratory and animal toxicology tests; (ii) scaling and testing of production batches; (iii) submission of an Investigational New Drug Application ("IND"), which must become effective before human clinical trials commence; (iv) adequate and well controlled human clinical trials to establish the safety and efficacy of the drug for its intended indication; (v) the submission of an NDA to the FDA; and (vi) FDA approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing and testing facilities. If all of this data in the product application is owned by the applicant, the FDA will issue its approval without regard to patent rights that might be infringed or exclusivity periods that would affect the FDA's ability to grant an approval if the application relied upon data which the applicant did not own. Biovail does not intend to file applications where it does not own all the data either submitted with or included in its applications.

Preclinical laboratory and animal toxicology tests must be performed to assess the safety and potential efficacy of the product. The results of these preclinical tests together with information regarding the methods of manufacture of the products and quality control testing are then submitted to the FDA as part of an IND requesting authorization to initiate human clinical trials. Once the IND notice period has expired, clinical trials may be initiated, unless a hold on clinical trials has been issued by the FDA.

Clinical trials involve the administration of a pharmaceutical product to individuals under the supervision of qualified medical investigators. Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA and to an Institutional Review Board prior to the commencement of each clinical trial. Clinical studies are typically conducted in three sequential phases, which may overlap. In Phase I, the initial introduction of the product into human subjects, the compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics. Phase II involves studies in a limited patient population to (i) determine the efficacy of the product for specific targeted indications, (ii) determine optimal dosage and (iii) identify possible adverse effects and safety risks. In the event Phase II evaluations demonstrate that a pharmaceutical product is effective and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites. Periodic reports on the clinical investigations are required. The FDA or Biovail may suspend clinical trials at any time if it believes the clinical subjects are being exposed to unacceptable health risks. The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercialization of a pharmaceutical product.

The above-described NDA procedures are premised on the applicant being the owner of, or having obtained a right of reference to, all of the data required to prove safety and efficacy. These NDAs are governed by 21 U.S.C. Section 355 (b) (1), also known as Section 505 (b) (1) of the FDC Act.

      ABBREVIATED NEW DRUG APPLICATION

In certain cases, where the objective is to develop a generic version of an approved product already on the market in controlled release dosages, an ANDA may be filed in lieu of filing an NDA. Under the ANDA procedure, the FDA waives the requirement to submit complete reports of preclinical and clinical studies of safety and efficacy and instead requires the submission of bioequivalency data, that is, demonstration that the generic drug produces the same effect in the body as its brand-name counterpart and has the same pharmacokinetic profile, or change in blood concentration over time. An ANDA would be available to Biovail for a generic version of a drug product approved by the FDA. In certain cases, an ANDA applicant may submit a suitability petition to the FDA requesting permission to submit an ANDA for a drug product that differs from a previously approved reference drug product (the "Listed Drug"), when the change is one authorized by statute. Permitted variations from the listed drug includes changes in: (i) route of administration; (ii) dosage form; (iii) strength; and (iv) one of the active ingredients of the Listed Drug when the Listed Drug is a combination product. The FDA must approve the petition before the ANDA may be submitted. An applicant is not permitted to petition for any other kinds of changes from listed drugs. The information in a suitability petition must demonstrate that the change from the Listed Drug requested for the proposed drug product may be adequately evaluated for approval without data from investigations to show the proposed drug product's safety or effectiveness. The advantages of an ANDA over an NDA include reduced research and development costs associated with bringing a product to market, and generally a shorter review and approval time at the FDA.

      PATENT CERTIFICATION AND EXCLUSIVITY ISSUES

ANDAs are required to include certifications with respect to any patents which [claim that the drug for which such investigations were conducted or which claim a use for such drug for which the applicant is seeking approval --clarify language]. If applicable patents are in effect and this information has been submitted to the FDA, the FDA must delay approval of the ANDA until the patents expire. If the applicant believes it will not infringe the patents, it can make a patent certification, which may result in patent infringement litigation which could delay the FDA approval of the ANDA for up to 30 months. If the drug product covered by an ANDA were to be found by a court to infringe another company's patents, approval of the ANDA could be delayed until the patents expire. Even if a product is found not to infringe patents of the pioneer manufacturer, or if no claim of infringement is filed, if the certifying party is not the first to submit an ANDA for a particular product, approval may be delayed for as long as 180 days beyond the date that the first generic applicant begins commercial marketing.

The FDC Act contains non-patent market exclusivity provisions which offer additional protection to pioneer drug products and are independent of any patent coverage that might also apply. Exclusivity refers to the fact that the effective date of approval of a potential competitor's ANDA to copy the pioneer drug may be delayed, or, in certain cases, an ANDA may not be submitted, until the exclusivity period expires. Five years of exclusivity are granted to the first approval of a "new chemical entity." Three years of exclusivity may apply to products which are not new chemical entities, but for which new clinical investigations are essential to the approval. For example, a new indication for use or a new dosage strength of a previously-approved product may be entitled to exclusivity, but only with respect to that indication or dosage strength. Exclusivity only offers protection against a competitor entering the market via the ANDA route, and does not operate against a competitor that generates all of its own data and submits a full NDA under Section 505 (b) (1) of the FDC Act.

If applicable regulatory criteria are not satisfied, the FDA may deny approval of an NDA or an ANDA or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Noncompliance with applicable requirements can result in additional penalties, including product seizures, injunction actions and criminal prosecutions.

CANADIAN REGULATION

The requirements for selling pharmaceutical drugs in Canada are substantially similar to those of the United States described above.

      INVESTIGATIONAL NEW DRUG APPLICATION

Before conducting clinical trials of a new drug in Canada, Biovail must submit an IND to the TPD. This application includes information about the methods of manufacture of the drug and controls, and preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug. If, within 60 days of receiving the application, the TPD does not notify Biovail that its application is unsatisfactory, Biovail may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described above under "--United States Regulation--New Drug Application."

      NEW DRUG SUBMISSION

Before selling a new drug in Canada, Biovail must submit a New Drug Submission ("NDS") to the TPD and receive a notice of compliance from the TPD to sell the drug. The NDS includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients in the new drug, the methods of manufacturing, processing, and packaging the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the tests to be applied to control the potency, purity, stability and safety of the new drug, the results of clinical trials, the intended indications for which the new drug may be prescribed and the effectiveness of the new drug when used as intended. The TPD reviews the NDS. If the NDS meets the requirements of Canada's Food and Drugs Act and Regulations, the TPD will issue a notice of compliance for the new drug.

Where the TPD has already approved a drug for sale in controlled release dosages, Biovail may seek approval from the TPD to sell an equivalent generic drug. In certain cases, the TPD does not require the manufacturer of a drug that is equivalent to a drug that has already been approved for sale by the TPD to conduct preclinical tests and clinical trials; instead, the manufacturer must satisfy the TPD that the drug is bioequivalent to the drug that has already been approved.

The TPD may deny approval of an NDS if applicable regulatory criteria are not met or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Noncompliance with applicable requirements can result in fines and other sanctions, including product seizures and criminal prosecutions.

Proposals have recently been made that, if implemented, would significantly change Canada's drug approval system. In general, the recommendations emphasize the need for efficiency in Canadian drug review. Proposals include establishment of a separate agency for drug regulation and modeling the approval system on those found in European Union countries. There is no assurance, however, that such changes will be implemented or, if implemented, will expedite the approval of controlled release products.

The Canadian government has regulations which prohibit the issuance of a notice of compliance ("NOC") for a patented medicine to a generic competitor, provided that the patentee or an exclusive licensee has filed a list of its Canadian patents covering that medicine with the TPD. After receiving the list, the TPD may be prohibited from issuing an NOC permitting the importation or sale of a patented medicine to a generic competitor until patents on the medicine expire or the wave of infringement and/or validity of the patent(s) in question is resolved by litigation in the manner set out in such regulations.

Certain provincial regulatory authorities in Canada have the ability to determine whether the consumers of a drug sold within such province will be reimbursed by a provincial government health plan for that drug by listing drugs on formularies. The listing or non-listing of a drug on provincial formularies may affect the prices of drugs sold within provinces and the volume of drugs sold within provinces.

      ADDITIONAL REGULATORY CONSIDERATIONS

Sales of products of Biovail by licensees outside of the United States and Canada are subject to regulatory requirements governing the testing, registration and marketing of pharmaceuticals, which vary widely from country to country.

Biovail's manufacturing facilities located at Steinbach, Manitoba and Carolina, Puerto Rico operate according to GMP. The manufacturing facilities are inspected on a regular basis by the FDA, the TPD and other regulatory authorities. Biovail's self-auditing team seeks to ensure compliance on an ongoing basis with GMP. From time to time, the FDA, the TPD or other regulatory agencies may adopt regulations that may significantly affect the manufacture and marketing of Biovail's products.

In addition to the regulatory approval process, pharmaceutical companies are subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the pharmaceutical industry. Biovail believes that it is in compliance in all material respects with such regulations as are currently in effect.

ITEM  2.   DESCRIPTION OF PROPERTIES

The Company and its subsidiaries own and lease space for manufacturing, warehousing, research, development, sales, marketing, and administrative purposes. The Company owns two pharmaceutical manufacturing facilities; one in Steinbach, Manitoba, Canada totalling 75,000 square feet and the second in Carolina, Puerto Rico totalling 23,000 square feet. The Company's contract research organization is located in a 33,000 square foot owned facility in Toronto, Ontario, Canada. The Company's corporate office, formulations development research and the Canadian sales and marketing operation are located in a 35,000 square foot leased facility in Mississauga, Ontario, Canada. The Company also leases 2,500 square feet of office space in St. Michael, Barbados and 11,000 square feet of warehouse space in Carolina, Puerto Rico.

ITEM  3. LEGAL PROCEEDINGS


In 1995, the Company's previously existing, contractual, legal and financial relationships with its former licensee, Hoechst-Roussel Pharmaceuticals, Inc. ("Hoechst") were resolved. Hoechst was previously licensed by the Company for the once-daily controlled release formulation of diltiazem. As a result of Hoechst's acquisition of Marion Merrell Dow Inc., a competitor of the Company, the Rights Agreement between the Company and Hoechst was terminated effective June 30, 1995, resulting in a gain to the Company of $3,617,000, net of legal and other expenses relating to the settlement.

In 1996, Biovail entered into a Settlement Agreement with Elan Corporation plc. ("Elan") which resolved all claims and counterclaims made in litigation with respect to alleged patent infringement by Biovail of Elan's controlled release patents for the drug delivery system employed in Cardizem CD. Such settlement agreement requires the payment of royalties by Biovail to Elan on U.S. sales of Tiazac(R) and on U.S. sales of any generic version of Cardizem CD introduced by Biovail and payments by Elan to Biovail on U.S. sales of Verelan. Pursuant to such settlement agreement, Biovail expects to be able to seek to introduce a generic version of Cardizem CD, free of patent infringement litigation by Elan. Furthermore, pursuant to such settlement agreement, Elan is precluded in substance from commencing a lawsuit for patent infringement of its generic version of Verelan. However, Elan's exclusive licensee has commenced a patent infringement suit on behalf of such licensee and Elan which alleges that Biovail's filing of its ANDA for a generic version of Verelan infringes one claim of the patent covering Verelan. If successful, that suit could delay Biovail's marketing of its Verelan generic product. Biovail is vigorously defending such suit and has counterclaimed alleging that Elan's licensee has violated the anti-trust laws of the United States by filing a frivolous suit in an attempt to maintain market exclusivity. In addition, Biovail has filed a Motion for Summary Judgment seeking an order from the court that its ANDA does not infringe that patent.

In January, 1998, Andrx Pharmaceutical, Inc. ("Andrx") commenced action in the District of Columbia District Court against the Food and Drug Administration ("FDA"), the Company and Faulding Inc., seeking an order from the Court which would preclude the FDA from approving any subsequently-filed ANDAs, including the Company's filed ANDA for a generic version of Cardizem CD until Andrx receives 180 days of market exclusivity based on its status as the first to file for approval of such a product. The Company has asserted affirmative defenses based upon the Company's status as an unsued ANDA submitter and counter-sued Andrx for anti-trust violations based on the filing of this suit and Andrx' entry into an alleged collusive agreement with Hoechst Marion Roussel relating to Andrx' generic Cardizem CD which could result in keeping generic competition from entering the marketplace in a regular and timely manner.

In March, 1998, the Company commenced an action in the District of New Jersey against Hoechst Aktiengesellschaft and related parties to recover damages estimated at $1.2 billion and for injunctive relief for the alleged violation by the defendants of the anti-trust laws of the United States, for breach of contract, deceptive trade practices and restraint of trade, unfair competition and other violations for the common law. A reasonable estimation of the Company's potential recovery for damages cannot be made at this time.

From time to time, Biovail becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the company's filing of its ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA's approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. The Company is currently litigating two separate actions for alleged infringement of the applicable patents related to the Company's filing of ANDAs for the generic equivalent of Adalat CC
(30mg) and Procardia XL (30mg and 60mg) products. Both actions make a technical claim of infringement and, by virtue of applicable statutory provisions, the filing of these suits may delay approval of the Company's ANDAs for a period of 30 months or until resolution of these patent infringement questions, whichever occurs sooner. The Company is vigorously defending these suits, denying infringement of the patents. In addition, the Company has brought an action against the patent holders seeking declaratory judgement and invalidity of the relevant patent and seeking damages for violation of the anti-trust laws and for tortious interference with the Company's prospective business advantage.

ITEM  4. CONTROL OF REGISTRANT

Shareholders owning more than ten percent of voting securities as of June 1, 1998.


NAME OF BENEFICIAL OWNER                  COMMON SHARES OWNED  PERCENTAGE
------------------------                  -------------------  ----------
Eugene Melnyk . . . . . . . . . . . . .         6,746,437         24.9%
c/o Biovail Corporation International
2488 Dunwin Drive
Mississauga, Ontario
L5L 1J9

     Officers and directors as a group owning voting securities as of June 1, 1998.


NAME OF BENEFICIAL OWNER              COMMON SHARES OWNED   PERCENTAGE
------------------------              -------------------   ----------
Officers and directors as a Group
(8 persons) . . . . . . . . . . . .         7,064,503          26.0

ITEM  5. NATURE OF TRADING MARKET

The Common Shares are listed for trading under the symbol "BVF", on the New York Stock Exchange in the United States and on the Toronto Stock Exchange in Canada. The Company's Common Shares have been listed for trading on the New York Stock Exchange since December 12, 1996. Prior to that date the Common Shares were listed for trading on the American Stock Exchange.

The following table sets forth, for the periods indicated, the high and low sale prices of the Company's Common Shares.

                        AMERICAN/NEW YORK STOCK EXCHANGE
                                    (U.S.$)

                                         1997               1996
                -----------------------------   -----------------------------
                1ST Q   2ND Q   3RD Q   4TH Q   1ST Q   2ND Q   3RD Q   4TH Q
                -----   -----   -----   -----   -----   -----   -----   -----
High. . . . .   29.88   32.63   30.13   39.06   30.75   40.00   36.88   37.25
Low . . . . .   21.25   20.88   25.44   26.63   21.75   22.50   20.25   25.38

                             TORONTO STOCK EXCHANGE
                                    (CDN.$)

                                         1997               1996
                -----------------------------   -----------------------------
                1ST Q   2ND Q   3RD Q   4TH Q   1ST Q   2ND Q   3RD Q   4TH Q
                -----   -----   -----   -----   -----   -----   -----   -----
High. . . . .   40.25   46.00   43.00   56.45   43.00   54.50   50.10   50.00
Low . . . . .   28.45   35.45   35.45   33.45   29.75   31.00   28.25   34.50

At March 31, 1998, the closing prices for the Company's Common Shares were U.S. $48.25 on the New York Stock Exchange and Cdn. $68.25 on the Toronto Stock Exchange.

The following table indicates as of June 1, 1998, the approximate total number of holders of record of Common Shares, the total number of Common Shares outstanding, the number of holders of record of Common Shares with United States addresses, the portion of the outstanding Common Shares held in the United States, and the percentage of Common Shares held in the United
States:

                                                PORTION OF COMMON       PERCENTAGE OF
TOTAL NUMBER   TOTAL NUMBER OF    NUMBER OF           SHARES         COMMON SHARES  HELD
OF HOLDERS OF   COMMON SHARES    U.S.HOLDERS   HELD BY U.S. HOLDERS  BY U.S. HOLDERS OF
 RECORD (1)      OUTSTANDING    OF RECORD (2)       OF RECORD              RECORD
-------------  ---------------  -------------  --------------------  -------------------
     438          27,120,950         181            19,145,956             70.59%

(1) A substantial number of the Common Shares are held by depositories, brokerage firms and financial institutions in "street name". Based upon the number of annual reports and proxy statements requested by such nominees, the Company estimates that the total number of beneficial holders of Common Shares exceeds 3,500 holders.

(2) The computation of the portion of Common Shares held in the United States is based upon the number of holders of record with United States' addresses. United States residents may beneficially own Common Shares owned of record by non-United States residents.

DIVIDEND POLICY

The Company has not paid cash dividends on its Common Shares, and at this time it intends to continue this policy for the foreseeable future in order to retain earnings for the development and growth of the Company's business. The Company's dividend policy will be reviewed periodically depending on the Company's financial position, capital requirements, general business conditions and on other factors.

MARKET PRICE VOLATILITY OF COMMON SHARES

Market prices for the securities of pharmaceutical and biotechnology companies, including Biovail, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in the Company's operating results, the aftermath of public announcements by the Company concern as to safety of drugs and general market conditions can have an adverse effect on the market price of the Company's Common Shares.

ITEM  6.    EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by the Company's articles and bylaws with respect to the Common Shares of the Company.

INVESTMENT CANADA ACT

Under the Investment Canada Act, the acquisition of certain "businesses" by "non-Canadians" are subject to review by Investment Canada, a government agency, and will not be allowed unless they are found likely to be of net benefit to Canada. An acquisition will be reviewable by Investment Canada only if the value of the assets of the Canadian business being acquired is CDN $5 million or more in the case of a "direct" acquisition (or where the Canadian assets acquired constitute more than 50% of the value of all entities acquired), or CDN $50 million or more in the case of an "indirect" acquisition.

These thresholds have been increased for the purposes of acquisition of Canadian businesses by investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies. A direct acquisitioin by a WTO investor is reviewable only if it involves the direct acquisition of a Canadian business with assets of CDN $172 million or more (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable, regardless of the size of the Canadian business acquired, unless the Canadian assets acquired constitute more than 50% of the value of all entities acquired, in which case the CDN $172 million threshold applies.

These increased thresholds do not apply to acquisitions of Canadian businesses engaged in certain sensitive areas such as uranium production, financial services, transportation or cultural heritage or national identity. If the foregoing thresholds are not met, the acquisition of a Canadian business will not be subject to review unless it relates to Canada's cultural heritage or national identity. Even if the transaction is not reviewable, a non-Canadian must still give notice to Investment Canada of the acquisition of a Canadian business within 30 days after its completion.

COMPETITION ACT

Under the Competition Act (Canada), certain transactions are subject to the pre-notification requirements of the Act whereby notification of the transaction and specific information in connection therewith must be provided to the Director of Investigation and Research, Competition Bureau and the transaction may not be completed, in normal circumstances, until either 21 days after the Director has received the information required under the Act or 7 days after the Director has received the information where a short form filing is permitted.

A proposed transaction is subject to pre-notification only if the parties to the transaction together with their affiliates have assets in Canada that exceed CDN $400 million in aggregate value. Having met this first threshold, the parties must then provide pre-notification if any one of the following additional thresholds is met: 1) for an acquisition of assets in Canada (either directly or by means of a share purchase) where the aggregate value of the assets or the gross revenues from sales in or from Canada that are being acquired exceeds CDN $35 million; 2) in the case of an acquisition of shares of a company in Canada, where as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person making the acquisition already owns 20% or more of the voting shares of the target, then 50%) of the shares of a corporation that are publicly traded, or in the case of a company of which the shares are not publicly traded, the threshold is 35% (and 50% if the acquiror owns 35% or more of the shares of the subject company prior to making the acquisition); or
3) in the case of a proposed amalgamation of two or more corporations where one or more of the amalgamating corporations carries on an operating business (either directly or indirectly) where the aggregate value of the assets in Canada that would be owned by the continuing corporation resulting from the amalgamation would exceed CDN $70 million or the gross revenues from sales in or from Canada generated from the assets of the amalgamated entity would exceed CDN $70 million.

ITEM  7.   TAXATION

CANADIAN FEDERAL INCOME TAXATION

The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to purchasers of the Company's Common Shares who, for purposes of the Income Tax Act (Canada) (the "Canadian Act"), deal at arm's length with the Company, hold shares of Common Shares as capital property, are not residents of Canada at any time when holding Common Shares and do not use or hold and are not deemed to use or hold Common Shares in or in the course of carrying on business in Canada and, in the case of insurers who carry on an insurance business in Canada and elsewhere, do not hold Common Shares that is effectively connected with an insurance business carried on in Canada.

GAINS ON DISPOSITION OF COMMON SHARES

Under the Canadian Act, a non-resident person who disposes or is deemed to dispose of "taxable Canadian property" is subject to tax in Canada on any gain. The Common Shares will be taxable Canadian property of a person who at any time in the immediately preceding five year period either individually or together, with one or more other persons with whom the person does not deal at arm's length, has owned 25% or more of the Common Shares or of any other class of stock of the Company. In some cases, tax treaties entered into between Canada and other countries may provide an exemption from such tax.

Under the provisions of the 1980 Convention between Canada and the United States with respect to Taxes on Income and on Capital, as amended by the 1995 Protocol thereto ("the "Convention"), United States corporations or individual residents of the United States ("U.S. Shareholders") that do not, and are not deemed to, use or hold the Common Shares in carrying on a business in Canada ("Unconnected U.S. Shareholders") generally will not be subject to Canadian federal income tax on any capital gain recognized upon the disposition of their Common Shares, provided that the value of the Common Shares is not derived principally from real estate situated in Canada, as determined at the time of their disposition. The Company is of the view that the Common Shares currently do not derive their value principally from such real estate.

Under the Convention, Canada reserves the right to tax a capital gain of a U.S. resident individual if the Common Shares are taxable Canadian property and the individual was a resident of Canada for 120 months during any period of 20 consecutive months preceding the disposition and was a resident of Canada at any time during the 10 years immediately preceding the disposition, if the Common Shares (or any shares for which they were substituted in a non-recognition transaction) were owned by the individual when he or she ceased to be a resident of Canada.

For United States federal income tax purposes, an Unconnected U.S. Shareholder generally will recognize capital gain or loss on the disposition of Common Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Shareholder's adjusted basis in the Common Shares. Capital losses are deductible to the extent of capital gains and, in the case of non-corporate U.S. Shareholders, may be used to offset ordinary income.

TAXATION OF DIVIDENDS

Dividends paid to Unconnected U.S. Shareholders owning less than 10% of the voting shares of the Company generally are subject to Canadian withholding tax at the reduced rate of 15% under the Convention. In the case of a corporate Unconnected U.S. Shareholder owning 10% or more of such shares, the withholding tax rate generally is reduced to 5% under the Convention.

Unconnected U.S. Shareholders generally will treat the gross amount of dividends paid by the Company, without reduction for Canadian withholding taxes, as ordinary taxable income for United States federal income tax purposes. In certain circumstances, however, Unconnected U.S. Shareholders may be eligible to receive a foreign tax credit for such taxes and, in the case of a corporate Unconnected U.S. Shareholder owning 10% or more of the voting shares of the Company, for a portion of the Canadian taxes paid by the Company itself. Dividends paid by the Company to United States corporations will not, however, give rise to the dividends received deduction generally allowed those corporations under United States federal income tax law.

The foregoing discussion of Canadian taxation and United States taxation is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of receiving dividends from the Company or disposing of their common stock.

ITEM  8.   SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of the Company is qualified by reference to and should be read in conjunction with the consolidated financial statements, related notes thereto, other financial data, and "Management's Discussion and Analysis of Financial Condition and Results of Operation" included elsewhere herein.

The consolidated operating data for the years ended December 31, 1995, 1996 and 1997, and the consolidated balance sheet data as at December 31, 1996 and 1997 are derived from and are qualified by reference to, the audited consolidated financial statements included elsewhere in this document. The consolidated operating data for the years ended December 31, 1993 and 1994 and the consolidated balance sheet data as December 31, 1993, 1994 and 1995 are derived from the audited consolidated financial statements included as part of the Annual Report on Form 20-F for the prior three fiscal years.



                                                    1997       1996         1995       1994       1993
                                                    ----       ----         ----       ----       ----
CONSOLIDATED OPERATING DATA:
Revenue
Research and Development . . . . . . . . .        $19,559    $ 4,374      $ 4,333    $ 3,909    $ 3,771
Manufacturing . . . . . . . . . . . . . .          50,333     54,313        7,915      4,975          -
Royalty, Licensing and Other . . . . . . .         12,487      7,743        7,396      7,680      5,959
                                                  -------    -------      -------    -------    -------
                                                   82,379     66,430       19,644     16,564      9,730
                                                  -------    -------      -------    -------    -------
Expenses
Research and Development. . . . . . . . .          14,386     10,901        7,194      5,578      5,520
Cost of Manufactured Goods Sold. . .               16,471     21,757        2,715      2,102          -
Selling and Administrative . . . . . . . . .       13,989     10,166        7,182      6,359      5,718
                                                  -------    -------      -------    -------    -------
                                                   44,846     42,824       17,091     14,039     11,238
                                                  -------    -------      -------    -------    -------
Operating Income (Loss) . . . . . . . . . . .      37,533     23,606        2,553      2,525     (1,508)
Interest ( Expense) Income, Net . . . . .            (351)       392          (99)      (589)      (722)
Gain on Licensing Settlement. . . . . . . .             -          -        3,617          -          -
Gain on Debt Settlement  . . . . . . . . . . .          -          -            -      7,955          -
                                                  -------    -------      -------    -------    -------
Income (Loss) before Income Taxes. . .             37,182     23,998        6,071      9,891     (2,230)
Provision for Income Taxes. . . . . . . . . .       1,941        714          201        430        248
                                                  -------    -------      -------    -------    -------
Income (Loss) Before Undernoted. . . . .           35,241     23,284        5,870      9,461     (2,478)
Minority Interest . . . . . . . . . . . . . .           -          -            -          -       (726)
Dilution Gain on Issuance of Common
  Shares By a Subsidiary  Company. . . .                -          -            -          -      5,871
  Gain on Sale of a Subsidiary Company. .               -          -            -          -      1,260
                                                  -------    -------      -------    -------    -------
Net Income (Loss)  . . . . . . . . . . .. .       $35,241    $23,284       $5,870     $9,461     $3,927
                                                  -------    -------      -------    -------    -------
Earnings (Loss) Per Share (1) . . . . . . .         $1.38      $0.92        $0.23      $0.43      $0.28
                                                  -------    -------      -------    -------    -------
BALANCE SHEET DATA:
Working Capital . . . . . . . . . . . . . .       $47,663     $9,606         $696       $547     $2,338
Total Assets . . . . . . . . . . . . . . . .       93,739     58,606       60,867     25,630     23,265
Long-Term Debt . . . . . . . . . . . . . . .        2,960      4,670        7,951      9,782     21,398
Minority Interest . . . . . . . . . . . . . .           -          -            -          -      2,167
Shareholders' Equity (Capital
Deficiency) (2) . . . . . . . . . . . . . . .      75,458     36,943       14,592      7,693     (4,760)

Reconciliation of net income between generally accepted accounting principles ("GAAP") in Canada ("Cdn") and the United States ("U.S.")


                                                            YEARS ENDED DECEMBER 31,
                                          ---------------------------------------------------------
                                             1997        1996       1995      1994         1993
                                          ----------  ----------  --------  ---------  ------------
CONSOLIDATED INCOME (LOSS)
Net income under - Cdn GAAP.............     $35,241     $23,284    $5,870     $9,461        $3,927
U.S. GAAP adjustments
 Collection of warrant subscription
  receivable............................       (750)           -         -          -             -
Items excluded from income under
U.S. GAAP
 Dilution gain on issuance of
  Common shares by a then
  Subsidiary company....................           -           -         -          -       (5,871)
 Contributed surplus under U.S. GAAP
  gain on debt settlement treated as
  contributed surplus                              -           -         -    (7,955)             -
                                          ----------  ----------  --------  ---------  ------------
Net income (loss) - U.S. GAAP...........     $34,491     $23,284    $5,870     $1,506      $(1,944)
                                          ==========  ==========  ========  =========  ============
Earnings (loss)  per share - U.S.GAAP
 Basic..................................       $1.35       $0.92     $0.23      $0.07       $(0.15)
                                          ==========  ==========  ========  =========  ============
Weighted average number of common
 shares outstanding under U.S. GAAP
  Basic.................................      25,606      25,378    24,993     21,850        12,667
                                          ==========  ==========  ========  =========  ============

(1) In February, 1997, the Financial Account Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share", which requires presentation of basic earnings per share. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. As required, the Company adopted the provisions of SFAS No. 128 in the year ended December 31, 1997. All prior period weighted average and per share information has been restated in accordance with SFAS No. 128.

(2) The capital deficiency which would be reported under U.S. GAAP at December 31, 1993 differ from the amounts reported under CDN GAAP. The shareholders' equity (capital deficiency) under U.S. GAAP would have been
     $(6,303,000) at December 31, 1993.   There are  no material differences
     between total shareholders' equity determined under CDN and U.S. GAAP at either December 31, 1994, 1995, 1996 or 1997. See Note 18 of the consolidated audited financial statements.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

Biovail Corporation International ("Biovail" or the "Company") derives its revenues from (i) developing and licensing oral controlled release products using its proprietary drug delivery technologies; (ii) manufacturing such products for sale to licensees and wholesalers; and (iii) providing pharmaceutical contract research services to third parties.

RESULTS OF OPERATIONS

For Biovail, 1997 revenues increased by 24%, to $82,379,000 compared to the
preceding year.   In 1996, revenues totalled $66,430,000 compared to
$19,644,000 in 1995.  Net income in 1997 increased by 51%, to $35,241,000 or
$1.38 per share, compared to $23,284,000 or $0.92 per share in 1996 and $5,870,000 or $0.23 in 1995. The continued growth of the Company is due to the increasing sales of Tiazac(R) in the U.S. market, the successful launch of Tiazac(R) in Canada and the successful completion of several development and marketing agreements for the company's products.

In July 1997, Intelligent Polymers Limited ("IPL") was formed by the Company primarily to advance the development of once-daily controlled release versions of selected drugs by combining the Company's proprietary drug delivery technologies with various drug compounds for ultimate commercialization of such products. In October 1997, IPL completed a public offering of units and raised net proceeds of approximately $69,500,000. Substantially all of the proceeds of the offering will be used to make payments to the Company under a development agreement whereby Biovail will undertake the development on IPL's behalf, the Additional Product and five identified once daily controlled release branded generic versions of designated products.

In December 1997, the Company entered into an agreement with a subsidiary of Teva Pharmaceuticals Industries Ltd. ("Teva") for the development and marketing of twelve generic oral controlled release products. Under the terms of the agreement, Teva is obligated to pay the company $34.5 million for reimbursement of research and development fees and product shipments.

The Company's growth strategy relies on product shipments and advancing the development of its pipeline products. In support of this strategy the Company incurred research and development expenses totalling $14,386,000 in 1997.

As at December 31, 1997, the Company's total assets were $93,739,000 and shareholder's equity was $75,458,000.

REVENUE

Revenues for 1997 were $82,379,000 an increase of $15,949,000 or 24% compared
to the preceding year.   In 1996, revenues amounted to $66,430,000 compared to
$19,644,000 in 1995. The 1997 revenue increase was primarily due to increased research and development and royalty and licensing revenues.

Research and development revenue from third-party customers was $19,559,000 in 1997, compared to $4,374,000 and $4,333,000 in 1996 and 1995 respectively.
The increase in this revenue was due to product development activities undertaken on behalf of IPL and Teva.

Manufacturing revenue was $50,333,000 in 1997, compared to $54,313,000 in 1996
and $7,915,000 in 1995.   In 1997 revenues were generated primarily on sales
of Tiazac(R) to Forest Laboratories ("Forest") for the U.S. market, Canadian market sales of Tiazac(R) by the Company's subsidiary, Crystaal Corporation ("Crystaal"), and the shipment of prelaunch product to Teva. The decrease in manufacturing revenue from 1996 was due to the inventory level adjustment by Forest relating to initial inventory pipeline fill and launch sampling program requirements. Additionally, the expected one time contractual price reduction to Forest of approximately 25%, which occurred at the end of the second quarter of 1997, contributed to the year over year decline in manufacturing revenue.

Royalty and licensing revenue, net of related expenses, totaled $12,487,000 in 1997, compared to $7,743,000 and $7,396,000 in 1996 and 1995, respectively.
Included in royalty and licensing revenue in 1997 is a technology transfer fee of $3,500,000 charged to IPL for access to and use of Biovail's proprietary
technology to be used in the development of IPL's products.   Excluding the
impact of this transfer fee, net royalties increased 16% in 1997 as compared to 1996 as a result of increased Oruvail and Tiazac sales in the U.S. market. The increase in royalty revenue in 1996 over 1995 is primarily due to royalties earned on sales of Tiazac(R).

COST OF MANUFACTURED GOODS SOLD AND GROSS MARGINS

The Cost of manufactured goods sold was 33% in 1997 compared to 40% in 1996 and 34% in 1995. The Company's gross margins are impacted by product sales price, product mix and manufacturing volumes. In 1997, Tiazac(R) U.S. "trade sales" (sales other than sample sales) were approximately 86% of total unit sales as compared to only 40% in the comparable period in 1996. Trade supplies are sold at a higher price than sample sales and also have a lower cost of manufacture due to lower packaging and labor costs, resulting in a higher margin for trade sales. In addition, the Company launched Tiazac(R) in Canada in 1997, accounting for approximately 19% of total manufacturing revenues. Canadian sales are at a higher margin than U.S. sales due to sales directly to the market by Crystaal, as opposed to U.S. sales, which are made through a marketing partner. As a result of the higher percentage of trade sales, launch of Tiazac(R) in Canada and improved manufacturing efficiencies, the manufacturing margins increased to 67% of revenues in 1997, as compared to 60% in the comparable period in 1996. The 1995 margins are not meaningful comparisons due to the low sales volumes.

RESEARCH AND DEVELOPMENT

Research and development expenses for 1997 were $14,386,000 as compared to $10,901,000 and $7,194,000 in 1996 and 1995 respectively. The increased spending reflects the Company's increased level of research and development activity on its greater number of pipeline products and the increased research and development activity for third party customers.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses increased to $13,989,000 in 1997, compared to $10,166,000 in 1996 and $7,182,000 in 1995. The year to year increases are primarily as a result of the impact of increased levels of activity in the Company including sales and marketing expenses related to the launch of Tiazac in Canada, the registration costs associated with Tiazac in the European markets and the hiring of key management personnel.

OPERATING INCOME

Operating income of $37,533,000 was achieved in 1997 compared to operating
income of $23,606,000 in 1996 and $2,553,000 in 1995.   Canadian operations
incurred operating losses of $935,000, $6,153,000 and $6,720,000 in each of 1997, 1996, and 1995, respectively. The decrease in operating losses is due to the impact of the launch of Tiazac in Canada in 1997. Canadian operational losses are due to expenses incurred with respect to corporate office, sales and marketing operations and research and development activity. Operating income of $3,929,000, $4,167,000 and $2,571,000 in each of 1997, 1996, and 1995 respectively was earned by the Company's subsidiary in Switzerland through royalties earned on Biovail's products. Operations in Barbados and Puerto Rico contributed operating income of $34,539,000 in 1997, $25,592,000 in 1996, and $6,702,000 1995. The
increases in operating income in Barbados and Puerto Rico was due primarily to manufacturing sales and product development activities.

INTEREST

Interest expense was $351,000 in 1997 and $99,000 in 1995 as compared to interest income of $392,000 in 1996. Net interest expense in 1997 was due to the utilization of the Company's operating line throughout the year to support working capital requirements. Net interest income in 1996 was earned as a result of surplus cash and short-term deposits.

INCOME TAXES

Income taxes in 1997, 1996, and 1995 in the amounts of $1,941,000, $714,000, and $201,000 respectively, relate to the Company's foreign subsidiaries.

NET INCOME

The company recorded net income of $35,241,000 or $1.38 per share in 1997, compared to $22,284,000 or $0.92 per share in 1996 and $5,870,000 or $0.23 per
share in 1996.    Earnings per share have been calculated using the weighted average number of common shares outstanding during the year.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 1997, the Company's working capital was $47,663,000 compared to $9,606,000 at December 31, 1996 which represented a working capital ratio of 4.2:1 as compared to 1.6:1 respectively.

The Company had positive cash flow of  $4,316,000, in 1997, compared to
negative cash flow of  $5,622,000 in the comparable period in 1996.   Cash
generated from operations was $38,398,000 and $25,251,000 in 1997 and 1996, respectively. Working capital increased in 1997 due to an increase in accounts receivable related to the launch of Tiazac(R) in Canada, amounts owing from Teva relating to the reimbursement of research and development fees and increases in inventories related to raw material inventories for Tiazac(R) and generic products.

Although similar increases in the non-cash components of working capital relative to operating income may occur in the future, the Company believes such increases are temporary in nature and does not expect them to have a long-term effect on the Company's cash flow.

Investing activities in 1997, related to additions to fixed assets of $2,664,000, an increase in loans to executive officers of $421,000, the acquisition of product rights and intangibles of $86,000 and an investment in IPL consisting of special shares of $12,000. In the comparable 1996 period investing activities included additions to fixed assets of $6,692,000, loans of $2,512,000 to executive officers to finance the open market acquisition of shares of the Company and the acquisition of product rights and intangibles of $1,161,000.

Net cash was generated from financing activities of $2,635,000 in 1997 compared to net cash used in financing activities of $2,980,000 in 1996. The 1997 cash generated was a result of $4,464,000 received from the issuance of common shares on the exercise of stock options, offset in part by net long-term debt repayments of $1,829,000. In the comparable period in 1996, cash utilization was a result of net long-term debt repayments of $3,177,000 offset in part by proceeds of $197,000 received from the issuance of common shares on the exercise of stock options.

Exchange rate changes on foreign cash balances resulted in a reduction of cash of $19,000 and $830,000 in 1997, and 1996, respectively.

As a result of the foregoing, the Company's cash position as at December 31, 1997 was $8,275,000, compared to $4,526,000 at December 31, 1996.

The Company's total long-term debt (including current portions thereof) was $4,847,000 as at December 31, 1997 compared to $6,968,000 at December 31, 1996. In addition, as of December 31, 1997; the Company had available lines of credit aggregating $45,000,000 for short-term financing and there were no outstanding borrowings under these lines of credit.

The Company believes it has adequate capital and sources of financing to support its ongoing operational requirements. Furthermore, the Company believes it will be able to obtain long-term capital, if necessary, to support its growth objectives. There can be no assurance, however, that the Company's capital and sources of financing or its ability to obtain additional capital or sources of financing, at acceptable terms, will be sufficient to sustain the Company's ongoing operational requirements or its growth objectives.

The Company and its subsidiaries generate revenue and expenses primarily in U.S. and Canadian dollars. In 1997, revenue was generated in the following proportions: 88% in U.S. dollars, 11% in Canadian dollars and 1% in other currencies. In addition expenses were incurred in the following proportions:
73% in U.S. dollars, and 27% in Canadian dollars. The Company does not believe that its exposure to foreign currency exchange risk is significant because of the relative stability of the Canadian dollar to the U.S. dollar. The Company has not historically utilized foreign currency hedging instruments.

INFLATION

Inflation has not had a material impact on the Company's operations.

YEAR 2000 COMPLIANCE

The Company, amongst all other companies worldwide, is exposed to the risks and uncertainties associated with the Year 2000 software problem. The Company is currently engaged in a project to upgrade its information, technology, manufacturing computer software and hardware systems within all of its
operations to programs that are certified Year 2000 compliant.   Presently,
the Company does not anticipate that this will have a material adverse effect on the business operations or financial performance. However, there can be no assurance that this problem will not adversely affect the Company and its business.

FORWARD-LOOKING STATEMENTS

To the extent any statements made in this annual report deal with information that is not historical, these statements are necessarily forward-looking. As such, they are subject to the occurrence of many events outside of the Company's control and are subject to various risk factors that would cause our results to differ materially from those expressed in any forward-looking statement. The risk factors are described in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities and include, without limitation, the inherent risk of technical product development failure, the risk of clinical outcomes, regulatory risks, and risks related to proprietary rights, litigation, market acceptance and competition.

ITEM 10.   DIRECTORS AND OFFICERS OF THE COMPANY

The name, municipality of residence, their ages as of June 1, 1998 and position with the Company of each of the directors and executive officers are set forth below:


 NAME(1)                         AGE        POSITION
 Eugene N. Melnyk (2)            39         Chairman of the Board and
 St. Philip, Barbados                       Director

 Bruce D. Brydon                 51         Chief Executive Officer
 Milton, Ontario, Canada                    and Director

 Robert A. Podruzny              50         President, Chief Operating Officer
 Scarborough, Ontario, Canada               and Director

 Kenneth C. Cancellara           51         Senior Vice President,  General
 Toronto, Ontario, Canada                   Counsel, Secretary and Director

 Rolf K. Reininghaus             52         Senior Vice President and
 Mississauga, Ontario, Canada               Director

 Kenneth G. Howling              40         Vice President,
 Toronto, Ontario Canada                    Chief Financial Officer

 Wilfred G. Bristow(2)           66         Director
 Campbellville, Ontario, Canada

 Roger Rowan(2)                  45         Director
 Toronto, Ontario, Canada

 Robert Vujea                    73         Director
 Grand Rapids, Michigan USA

(1) Directors serve one year terms.
(2) Member of the Audit Committee
________________________

Mr. Melnyk has been the Chairman of the Board, and a Director of the Company from the effective date of the Amalgamation, March 29, 1994. Prior to that time, he had been the Chairman of the Board of BCI since October 1991 and was instrumental in acquiring, financing and organizing the companies or businesses that comprised BCI. Mr. Melnyk also founded Trimel and served as its President and Chief Executive Officer from 1983 through July 1991.

Mr. Brydon has been the Chief Executive Officer of the Company from November, 1997. He joined the Company as the Chief Executive Officer and President of the Company in January, 1995 and has been a

Director since May, 1995. Prior to joining the Company and since 1990 he had been President, Managing Director and Chairman of the Board of the Canadian Operations of Boehringer Mannheim. In the late 1980s Mr. Brydon served as President and CEO of Beiersdorf Canada.

Mr. Podruzny has been the President and Chief Operating Officer from November, 1997. He joined the Company as Vice President, Finance and Chief Financial Officer in January, 1996. Mr. Podruzny came to Biovail from Browning-Ferris Industries Ltd. where he served as the Chief Financial Officer and as a Director of the Canadian operation from 1993 to 1995. From 1987 to 1992, Mr. Podruzny served as General Manager of the U.S. Health Promotion Division of MDS Health Group, a Toronto-based medical services company. Mr. Podruzny is a Chartered Accountant in Canada and holds an MBA in finance.

Mr. Cancellara joined the Company as Senior Vice President and General Counsel in March, 1996, was appointed as Secretary of the Company in April, 1996, and has been a Director of the Company since May, 1995. Prior to joining the Company, Mr. Cancellara was a partner with the law firm of Cassels, Brock and Blackwell since 1980 where he served as chairman of the Executive Committee and managing partner for many years.

Mr. Reininghaus has been a Senior Vice President and a Director of the Company from the effective date of the Amalgamation, March 29, 1994 and has been President of the Company's subsidiary, Crystaal Corporation, from November,
1997.   Prior to that time, he had been the President, Chief Operating Officer and a Director of BCI since October 1991 and Executive Vice President and a Director of Trimel or its affiliates since November 1987. Prior to his employment by Trimel, Mr. Reininghaus was the Marketing Manager of the Canadian operations of Miles Pharmaceuticals, a division of Bayer AG.

Mr. Howling joined Biovail as Vice President Finance and Chief Financial Officer in November 1997. Mr. Howling came to Biovail from a small bio-technology company involved in transdermal drug delivery, Pharma Patch Plc, where he served as Vice President Finance and Chief Financial Officer from November 1993 to November 1997. Mr. Howling served as General Manager and Corporate Secretary from June 1991 to November 1993 and as Controller and Corporate Secretary from June 1988 to June 1991 for Roberts Company Canada Limited. Prior thereto, he spent 10 years in financial and general management positions including positions with SmithKline Beecham, Bencard Alergy Laboratories, McGraw Edison and Price Waterhouse. Mr. Howling is a Certified Public Accountant and received his Accounting degree from Upsala College in New Jersey.

Mr. Bristow has been a Director of the Company from the effective date of the Amalgamation, March 29, 1994. Prior to that time, he had been a Director of BCI since January 1993. Mr. Bristow has been a senior investment advisor at Nesbitt Thompson Inc., a Canadian investment banking firm, since December 1991. From September 1975 to December 1991, he served as vice president and director of Richardson Greenshields of Canada, an investment banking firm. Mr. Bristow is currently a director of Conversion Industries, Inc., a merchant bank.

Mr. Rowan was elected a Director of the Company in June, 1997. Mr. Rowan has been President and Chief Operating Officer of Watt Charmichael Inc., a private investment firm, since May, 1994. Prior thereto, Mr. Rowan was the Executive Vice President and Chief Operating Officer of Watt Charmichael since 1991.

Mr. Vujea was elected a Director of the Company in June, 1997. Mr. Vujea has been President of R & D Chemical Corporation, a chemical manufacturer and distributor since 1974. Prior hereto, Mr. Vujea has held senior management positions within a number of companies including American Greeting Card Corporation and Cole National Corporation and Diverco Incorporated.

SCIENTIFIC ADVISORY BOARD

The Company's Scientific Advisory Board advises the Company on developments relevant to current and future forms of controlled release drug delivery system technology. The Scientific Advisory Board has significant experience in the areas of pharmaceutical chemistry, controlled release formulation development, international drug development, pharmacokinetics, polymer coatings, and U.S., Canadian and international drug approval process requirements. In addition, Scientific Advisory Board members consult with the Company on aspects of controlled drug release formulation planning and feasibility studies. While the Scientific Advisory Board holds formal meetings with the Company on a quarterly basis during the year, most of the members of the Scientific Advisory Board are also consultants to the Company and, accordingly, counsel and advise the Company on a continual basis throughout
the year.   The following table and subsequent biographies profile the members of the Scientific Advisory Board:

Name                         Position
----                         --------
Arnold H. Beckett, Ph.D.     Chairman of the Scientific Advisory  Committee
Shrikant V. Dighe, Ph.D.     Pharmaceutical Consultant, Bethesda, Maryland
Norman W. Lavy, Ph.D.        Pharmaceutical Research and Medical
                             AffairsConsultant, Westfield, New Jersey
Herbert A. Lieberman, Ph.D.  President, H.H. Lieberman Associates,
                             Pharmaceutical Consulting Firm

Arnold H. Beckett, O.B.E, B.Sc., Ph.D., D.Sc., Chairman of the Scientific Advisory Board, is the former Head of the School of Pharmacy and Director of Medicinal Chemistry, Kings College, University of London, 1959-1985. In addition to honourary degrees at such universities as the University of Heriot-Watt, Scotland, the University of Uppsala, Sweden, and Leuven, Belgium, Dr. Beckett was the Chairman of the Board of Pharmaceutical Sciences of the International Pharmaceutical Federation from 1970-1980 and President of the Royal Pharmaceutical Society from 1981-1982. Dr. Beckett is currently a member of the Medical Commission of the International Olympic Committee and Chairman of the International Tennis Federation Medical Commission. Dr. Beckett founded the National Drug Control and Teaching Centre in the United Kingdom. Dr. Beckett has published over 400 papers in the areas of pharmaceutical and medicinal chemistry and has played a major role in the establishment of drug release technology. Professor Beckett co-founded Biovail in 1977.

Shrikant V. Dighe, Ph.D., M.Sc., B.Sc., is a pharmaceutical consultant in Bethesda, Maryland. He has more than 30 years of experience as research scientist, review scientist and scientific manager. Dr. Dighe has had twenty years with the Food and Drug Administration (FDA). He has a broad scientific expertise in medicinal and organic chemistry, biopharmaceutics, pharmacokinetics, analytical chemistry and instrumental analysis, pharmacology and statistics. Dr. Dighe is skilled in setting up and implementing division policies; evaluating, editing and writing scientific reports; and supervising and coordinating review activities of scientific reviewers. He has represented the FDA at various national and international forums, made numerous presentations at national and international meetings and symposia. Dr. Dighe has published a number of scientific articles, prepared over one hundred guidance documents and jointly edited three books.

Norman W. Lavy, M.D., F.A.C.P., is a private consultant in pharmaceutical research and medical and regulatory affairs based in Westfield, New Jersey. Among his clients have been the National Institute on Drug Abuse, leading and start-up biotechnology companies, other consulting firms, over-the-counter drug firms and several of the world's largest pharmaceutical companies. Dr. Lavy graduated from The Johns Hopkins University and the University of Maryland School of Medicine. He served an internal medicine residency and post-doctoral fellowships before joining E.R. Squibb & Sons in 1966. For 15 years, ending in 1987, he headed Squibb's Drug Regulatory Affairs department, the last ten years as Vice-President. He has served on the Commission on the Federal Drug Approval Process, as a member of the Scientific Advisory Committee of the Pharmaceutical Manufacturers Association Foundation, as Chairman of the Pharmaceutical

Manufacturers Association, Medical Section, and as a Vice-President of the American Society for Clinical Pharmacology and Therapeutics. Dr. Lavy is a Fellow of the American College of Physicians.

Herbert A. Lieberman, B.S. Chem., B.S. Pharm., M.A., M.S., Ph.D., is the President of his own business, H.H. Lieberman Associates, a private pharmaceutical consulting firm. Dr. Lieberman was with the Consumer Products Research Group of the Warner-Lambert Company for over 24 years, holding various senior research and executive positions. Prior to that time, he was a Senior Research Pharmacist at Wyeth Laboratories and held a teaching position in Chemistry at Columbia University, College of Pharmacy. Dr. Lieberman has edited 16 textbooks on industrial pharmacy, including "Pharmaceutical Dosage
Forms: Disperse Systems" and, most recently, "Parenteral Medications." He is a Fellow of the Academy of Pharmaceutical Sciences, the American Academy of Pharmaceutical Scientists and the American Foundation for Pharmaceutical Education.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

     The following table sets forth the compensation information for each of the last three fiscal years for the Chief Executive Officer and the four other most highly compensated executive officers of the Company who served as executive officers at the end of 1997 ("Named Executive Officers"). This information includes the dollar value of base salaries, performance bonus awards, long-term incentive compensation payments, and certain other compensation.


                                                               SUMMARY COMPENSATION TABLE
                                             Annual Compensation                        Long Term Compensation
                                             -------------------                        ----------------------
                                                                                   Awards                    Payments
                                                                                   ------                    --------
                                                                                          Restricted
                                                             Other       Securities        Shares or                   All Other
                                                         Annual Compen-     Under          Restricted      LTIP         Compen-
Name and Principal                 Salary       Bonus      sation (2)      Options         ShareUnits     Payouts      sation (2)
Position                 Year      (U.S.$)     (U.S.$)      (U.S.$)      Granted (3) (#)     (U.S.$)      (U.S.$)      (U.S.$)
---------------------------------------------------------------------------------------------------------------------------------
Eugene N. Melnyk         1997       377,463        -           -           810,000             -        23,488,158        -
Chairman of the Board    1996       343,148        -           -               -               -             -            -
                         1995       313,969        -           -           345,000             -             -            -
---------------------------------------------------------------------------------------------------------------------------------
Bruce D. Brydon (1)      1997       232,805      20,970        -               -               -           453,751       -
Chief Executive Officer  1996       131,328        -           -               -               -             -           -
                         1995       113,480        -           -           270,000             -           287,279       -
---------------------------------------------------------------------------------------------------------------------------------
Robert A. Podruzny(1)    1997       126,895      15,937        -            42,000             -                         -
President, Chief         1996       107,912         -          -            24,000             -             -           -
Operating Officer        1995          -            -          -               -               -             -           -
---------------------------------------------------------------------------------------------------------------------------------
Kenneth Cancellara (1)   1997        183,138       -           -               -               -             -           -
Senior Vice President    1996        150,718       -           -               -               -             -           -
and General Counsel      1995          -           -           -           210,000             -           160,640       -
---------------------------------------------------------------------------------------------------------------------------------
Rolf Reininghaus (1)     1997       134,577      10,654        -               -               -             -           -
Senior Vice-President    1996       131,784        -           -               -               -             -           -
                         1995       131,800      11,089        -           105,000             -             -           -
---------------------------------------------------------------------------------------------------------------------------------

(1) The amount of compensation paid to the Named Executive Officers was determined and paid by the Company. Other than Mr. Melnyk these amounts were paid in Canadian dollars and, for the purposes of this table, converted to U.S. dollars at the respective year end rates of exchange as follows: 1997 - .6990; 1996 - .7296; and 1995 - .7332.

(2)  Perquisites and other  personal  benefits for Named Executive Officers
     did  not exceed  the   minimum
     threshold disclosure level in 1997.

(3) The options were granted under the Company's Stock Option Plan, as amended, established in 1993. All options are for the purchase of common shares of the Company and are for a term of 5 years. The options become exercisable as to a maximum of 33 1/3% on each of the first, second and third anniversaries of the date of grant,based on the achievement of predetermined benchmarks, except for 120,000 options granted to Mr. Melnyk on January 15, 1995, which become exercisable on the second anniversary date of the grant.

(4) The compensation of all officers and directors as a group for the year-ended December 31, 1997 was $1,118,000.

EMPLOYMENT AGREEMENTS

Eugene Melnyk, as Chairman of the Board of the Company, pursuant to a Management Agreement, effective February 1, 1992, receives annual compensation for services in the amount of $398,601, which amount is subject to 10% annual increases during the term of the Management Agreement, and is reimbursed for business related expenses. The Management Agreement will continue automatically for renewal periods of one year unless terminated by either party upon prior written notice.

Bruce Brydon, as Chief Executive Officer and Director, pursuant to an Employment Agreement made as of December 31, 1996, receives an annual salary of CDN $395,000 as well as reimbursement of business related expenses and an automobile allowance which has a two year term expiring in December, 1998.

Robert Podruzny, President, Chief Operating Officer and Director, pursuant to an Employment Agreement made as of January 8, 1996, receives an annual salary of Cdn $200,000, subject to a cost of living adjustment, reimbursement of business expenses and an automobile allowance during the term of the Employment Agreement which has a term of five years, expiring in March, 2001, and thereafter is terminable by the Company, and/or Mr. Podruzny upon three months' written notice.

Kenneth Cancellara, as Senior Vice President, General Counsel and Director, pursuant to an Employment Agreement made as of January 10, 1996, receives an annual salary of CDN $250,000, subject to a cost of living adjustment, reimbursement of business expenses and an automobile allowance during the term of the Employment Agreement which has a term of five years, expiring in March, 2001 and thereafter is terminable by the Company upon six months' written notice and is terminable by Mr. Cancellara upon 90 days' prior notice.

Rolf Reininghaus, as Senior Vice President and Director, pursuant to an Employment Agreement made as of February 1, 1992, as amended, receives an annual salary of CDN $176,000, subject to a cost of living adjustment, a bonus at the discretion of the Board of Directors, as well as reimbursement of business expenses and an automobile allowance during the term of the Employment Agreement, which is terminable by the Company upon one year's written notice and is terminable by Mr. Reininghaus upon two months' prior written notice.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company maintains insurance for the benefit of its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of $10,000,000. The policy governing such insurance is subject to standard exclusions and limitations. During the 1997 fiscal year the amount of the premiums paid in respect of such insurance was $28,750.

REMUNERATION OF DIRECTORS

Certain directors who are not officers or employees of the Company receive an annual fee of $2,900 and a participation fee of $370 for each meeting of the Board of Directors attended. All directors are reimbursed for expenses incurred in connection with attending Board of Directors meetings. Directors also have been granted stock options pursuant to the terms of the Company's Stock Option Plan. During 1997, two of the directors who were not officers of the Company were each granted options for up to 30,000 shares at $30.00 per share.

COMPENSATION COMMITTEE

The Company does not have a compensation committee. The duties of such a committee are carried out by the Board of Directors. The Board of Directors meets on compensation matters as and when required with respect to executive compensation.

PENSION PLAN

The Company does not maintain a pension plan for its employees, officers or directors.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY OR SUBSIDIARIES

STOCK OPTION PLAN

Under the Company's Stock Option Plan, as amended, (the "Plan") established in 1993 and approved by the shareholders at the Special Meeting held on March 28, 1994, the Company may grant to directors, officers, key employees, consultants and advisors, options to purchase Common Shares of the Company. The purpose of the Plan is to provide incentives to certain of the Company's directors, officers, key employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan shall not exceed 4,500,000 Common Shares. The number of shares reserved for issuance to any one person under the Plan together with shares which that person may acquire under any similar plan of the Company may not exceed 5% of the total issued and outstanding Common Shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the fair market value of the share at the date of grant as determined by the Company, less the applicable discount, if any, as determined by the Company. Such discount may not exceed the maximum discount permitted under applicable legislation or stock exchange rules.

As at May 31, 1998, the Company has granted an aggregate of 2,124,100 options outstanding at exercise prices ranging from CDN $1.00 to U.S. $37.00 per share.

The following two tables provide information on the granted, exercised and the aggregate holdings at the end of 1997 of options by the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR


                                                                                      Market Value of
                                                                                        Securities
                                                                                     Underlying Options
                    Securities Under      % of Total Options                           on the Date of
                    Options Granted           Granted to         Exercise Price            Grant
       Name                # (1)          Employees in Period   (U.S. $/Security)     (U.S.$/Security)      Expiration Date
Eugene Melnyk            810,000                 68.7%                31.00                 30.88             28 Nov.-02
Bruce Brydon                   -                     -                    -                     -                      -
Robert Podruzny           42,000                  3.6%                30.00                 30.00            02  July-02
Kenneth Cancellara             -                     -                    -                     -                      -
Rolf Reininghaus               -                     -                    -                     -                      -

(1) The options were granted under the Company's Stock Option Plan, as amended, established in 1993. All options are for the purchase of Common Shares of the Company and are for a term of 5 years. The options become exercisable as to a maximum of 33 1/3% on March 1st of 1999, 2000, 2001 respectively based on the achievement of predetermined benchmarks.


       AGGREGATE OPTIONS EXERCISED IN LAST FISCAL YEAR AND OPTION VALUES

                                                                                            Value of
                                                                                           Unexercised
                                                                                           in-the-Money
                                                                    Unexercised Options   Optioins Fiscal
                       Securities                                   at Fiscal Year-End        Year-End
                       Acquired on                                     Exercisable/         Exercisable/
                        Exercise             Aggregate Value          Unexercisable       Unexercisable (1)
Name                           (#)           Realized (U.S.$)              (#)                 (U.S.$)
Eugene Melnyk            810,000                23,488,158            75,000/960,000     1,429,500/10,197,600
Bruce Brydon              18,000                 453,751              72,000/150,000     2,636,640/2,859,000
Robert A. Podruzny          -                       -                  8,000/58,000        152,480/685,480
Kenneth C. Cancellara       -                       -                 140,200/50,000      3,318,623/953,000
Rolf Reininghaus            -                       -                 215,000/70,000     7,325,930/1,334,200

(1) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company, on the New York Stock Exchange on December 31, 1997 (U.S. $39.06), less the exercise price of in-the-money options.


     EMPLOYEE STOCK PURCHASE PLAN

The Company's Employee Stock Purchase Plan ("EPP") was established in 1997 and approved by the shareholders at the Special Meeting held on January 1, 1996. The purpose of the EPP is to provide a convenient method for full-time employees, consultants and advisors of the Corporation to participate in the share ownership of the Corporation or to increase their share ownership in the Corporation via payroll or contractual deduction. Directors, senior officers or insiders of the Corporaiton are not eligible to participate in the EPP.
The aggregate number of shares reserved for issuance under the plan shall not exceed 300,000 Common Shares. At the discretion of a committee of the board of directors that will administer the EPP, the Corporation may issue shares directly from treasury or purchase shares in the market from time to time to satisfy the obligation under the EPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair value per share of stock on the date on which the eligible period ends.

As of December 31, 1997 the Company issued 1,330 shares pursuant to the plan.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative shareholder return on the Company's common shares ("BVF") compared to the cumulative total return of the Toronto Stock Exchange 300 Index for the past five years, assuming CDN $100 investment on December 31, 1992.




As at December 31,    1992    1993    1994      1995      1996      1997
Biovail Common      100.00  104.76  204.76  1,955.24  1,957.33  3,089.06
TSE 300 Index       100.00  132.55  132.31    151.54    194.49    223.62

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     INDEBTEDNESS OF EXECUTIVE OFFICERS

     In 1996, the Company authorized the making of loans to its Chairman and executive officers, as named in the table set forth below; to finance the acquisition of shares of the Company on the open market. These loans are secured by the shares and bear interest at 1/4% over the bank prime rate, equal to the Company's rate of borrowing. The loans are due on the earlier of termination of employment or December 1, 1998.

     In 1997, the Company authorized the making of a loan to an executive officer of the Company. The loan bears interest at 1/4% over the bank prime rate equal to the Company's rate for borrowing. This loan and all outstanding interest were repaid to the Company in January, 1998.




                             TABLE OF INDEBTEDNESS
                      UNDER EXECUTIVE STOCK  PURCHASE PLAN


                                                Largest Amount
                       Involvement of         Outstanding during   Amount Outstanding    Financially Assisted
Name and Principal       Issuer or                   1997          as at June  1, 1998   Securities Purchased     Security for
Position                 Subsidiary                (U.S. $)             (U.S. $)                (#)               Indebtedness
Eugene N. Melnyk                                                                                                      24,000
Chairman of the Board         Lender               665,408               741,846                24,000            common shares

Robert A. Podruzny
President, and Chief                                                                                                  22,350
Operating Officer             Lender               665,408               688,383                22,350            common shares

Kenneth C. Cancellara
Senior Vice
President and                                                                                                         22,350
General Counsel               Lender               665,408               688,383                22,350            common shares

Rolf Reininghaus                                                                                                      22,350
Senior Vice President         Lender               665,408               688,383                22,350            common shares

          PART II

ITEM 14.     (NOT APPLICABLE)


          PART III

ITEM 15.     (NOT APPLICABLE)

ITEM 16.     (NOT APPLICABLE)


          PART IV

ITEM 17.     FINANCIAL STATEMENTS

The financial statements filed as part of this Annual Report are listed in
Item 19. Financial Statements and Exhibits.

All financial statements herein, are stated in accordance with generally accepted accounting principles in Canada and have been reconciled to United States GAAP. The table of contents to the consolidated financial statements and accompanying notes to the consolidated financial statements appears on page F-1 of the Report on Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and exhibits are filed as part of this Annual Report:

A. FINANCIAL STATEMENTS

     o Consolidated Balance Sheets of the Company as at December 31, 1997 and 1996.

     o Consolidated Statements of Income and Retained Earnings (Deficit) for the years ended December 31, 1997, 1996 and 1995.

     o Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1996 and 1995.

     o    Notes to the Consolidated Financial Statements.

B. EXHIBITS ALREADY FILED IN PREVIOUS YEARS

EXHIBIT
NUMBER
-------
2.9- Amalgamation Agreement between Trimel Corporation and Biovail Corporation International dated January 12, 1994.**

3.3     -   Articles of Amalgamation of the Registrant.**

3.4     -   By-Laws of the Registrant.**

4.1     -   Specimen Certificate for Common Stock.**

10.104A -   1993 Stock Option Plan as amended.ooo

10.132  -   Settlement Agreement between Biovail Corporation International and
            Robert Goldman dated January 24, 1995.o

10.133  -   Letter Agreement between the Bank of Nova Scotia and Biovail
            Corporation International dated March 23, 1995.o

10.135  -   Letter Agreement outlining terms of litigation settlement between
            Cassels, Brock & Blackwell on behalf of Biovail Corporation
            International and Lerner & Associates on behalf of Ian W. French dated April 13, 1995.o

10.136  -   Amendment to Financing proposal from Western Economic
            Diversification Canada dated April 20, 1995.o

10.137  -   Settlement Agreement and release between Biovail Corporation
            International, Hoechst-Aktiengesellschaft and Hoechst-Roussel
            Pharmaceuticals Inc. dated April 28, 1995.o

10.138  -   Offer to Purchase of Forest Laboratories, Inc. dated September 18,
            1995
            Filed as Exhibit 1 oo

10.139  -   Investment Agreement by and among Forest Laboratories, Inc., Biovail
            Corporation International, Eugene Melnyk, Trimel (Canada) Inc. and
            Royal Healthcare Investment  Corporation dated as of September 11,
            1995 Filed as Exhibit 2oo

10.140  -   License Agreement between Forest Laboratories, Inc. and Biovail
            Corporation International Filed as Exhibit 4oo

10.141  -   Option Agreement between Forest Laboratories, Inc. and Biovail
            Corporation  International Filed as Exhibit 5oo

10.142 - Supply Agreement between Forest Laboratories, Inc. and
         Biovail Laboratories, Inc.
         Filed as Exhibit 6oo

10.143 - Registration Rights Agreement between Forest Laboratories, Inc. and Biovail Corporation International dated as of September 11, 1995
         Filed as Exhibit 7oo

10.144 - Performance Guarantee Agreement between Biovail
         Corporation International and Forest Laboratories, Inc.
         Filed as Exhibit 8oo

21.1   - Subsidiaries of the Registrant.**

C.   EXHIBITS FILED PREVIOUSLY THIS YEAR.

       - Incorporated by reference is the Company's
         Financial Statements and Management Discussion and Analysis for the three months ended March 31, 1998 as filed with the Securites and Exchange Commission under form 6 - K.

D.   EXHIBITS FILED WITH THIS SUBMISSION

     No exhibits were filed.
______________
** Incorporated by reference to Registrant's registration statement on Form F-4, Registration Statement No. 33-74120

o Incorporated by reference to Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1994, file no. 011-11145.

oo Incorporated by reference to Registrant's Schedule 14D-9 filing dated September 18, 1995.

ooo Incorporated by reference to Registrant's Annual Report on
    Form 20-F for the fiscal year ended December 31, 1995, file no.
    011-111454
_______________

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        BIOVAIL CORPORATION INTERNATIONAL


                                        /s/ Kenneth G. Howling
                                        ------------------------------------
                                        Kenneth G. Howling
                                        Vice President, Finance and
                                        Chief Financial Officer




Date:  June 29, 1998

                       BIOVAIL CORPORATION INTERNATIONAL

                         INDEX TO FINANCIAL STATEMENTS

                                                                        PAGE


Report of  Management .................................................  F-2
Independent Auditors' Report ..........................................  F-3
Consolidated Balance Sheets as at December 31, 1997 and 1996 ..........  F-4
Consolidated Statements of Income and Retained Earnings (Deficit) for
  each of the years in the three year period ended December 31, 1997 ..  F-5
Consolidated Statements of Cash Flows for each of the years in the three year period ended December 31, 1997 ...........................  F-6
Notes to the Consolidated Financial Statements ........................  F-7
                                                                     to F-19

                              REPORT OF MANAGEMENT



The Company's management is responsible for preparing the accompanying consolidated financial statements in conformity with accounting principles generally accepted in Canada. The effect of the application of accounting principles generally accepted in the United States is described in the notes to consolidated financial statements. In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the financial statements.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Company's policies for doing business. This system is supported by written policies and procedures for key business activities; the hiring of qualified, competent staff; and by a continuous planning and monitoring program.

Deloitte & Touche has been engaged by the Company's shareholders to audit the consolidated financial statements. During the course of their audit, Deloitte & Touche reviewed the Company's system of internal controls to the extent necessary to render their opinion on the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out the responsibility principally through its Audit Committee. The majority of the members of the Audit Committee are outside Directors. The Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Deloitte & Touche has full and free access to the Audit Committee.

Management acknowledges its responsibility to provide financial information that is representative of the Company's operations, is consistent and reliable, and is relevant for the informed evaluation of the Company's activities.



/s/   Eugene N. Melnyk                  /s/  Kenneth G. Howling
_______________________                 ___________________________
Eugene N. Melnyk                        Kenneth G. Howling
Chairman of the Board                   Vice President, Finance and
                                        Chief Financial Officer

                                AUDITORS' REPORT




To the Board of Directors and Shareholders of BIOVAIL CORPORATION
INTERNATIONAL

We have audited the consolidated balance sheets of Biovail Corporation International as at December 31, 1997 and 1996 and the consolidated statements of income and retained earnings (deficit) and of cash flows for each of the years in the three year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1997 in accordance with generally accepted accounting principles in Canada.




/s/  DELOITTE & TOUCHE
______________________
DELOITTE & TOUCHE
Chartered Accountants


Toronto, Canada
March  27, 1998

                       BIOVAIL CORPORATION INTERNATIONAL

                          CONSOLIDATED BALANCE SHEETS

                        As at December 31, 1997 and 1996
        (All dollar amounts are expressed in thousands of U.S. dollars)



                                                 1997           1996
                                              -------        -------
ASSETS
CURRENT
Cash and short-term deposits..........         $8,275         $4,526
Accounts receivable (Note 4)..........         33,114         10,364
Inventories (Note 5)..................         16,609          8,134
Executive stock purchase plan loans
  (Note 6) ...........................          2,933          2,512
Deposits and prepaid expenses.........          2,053          1,063
                                              -------        -------
                                               62,984         26,599
FIXED ASSETS, net (Note 7)............         24,172         24,819
OTHER ASSETS, net (Note 8)............          6,583          7,188
                                              -------        -------
                                              $93,739        $58,606
                                              =======        =======
LIABILITIES
CURRENT
Accounts payable......................         $4,579         $5,468
Accrued liabilities...................          6,002          1,738
Income taxes payable..................          1,013            808
Customer prepayments..................          1,840          6,681
Current portion of long-term debt
  (Note 9)............................          1,887          2,298
                                              -------        -------
                                               15,321         16,993
LONG-TERM DEBT (Note 9)...............          2,960          4,670
                                              -------        -------
                                               18,281         21,663
                                              -------        -------
SHAREHOLDERS' EQUITY
Share capital (Note 10)...............         18,465         14,614
Warrants (Note 10)....................          8,244              -
Retained earnings.....................         49,709         22,712
Cumulative translation adjustment.....           (960)          (383)
                                              -------        -------
                                               75,458         36,943
                                              -------        -------
                                              $93,739        $58,606
                                              =======        =======

The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board:



/s/   Eugene N. Melnyk                  /s/      Bruce D. Brydon
_________________________               ____________________________________
Eugene N. Melnyk                        Bruce D. Brydon
Chairman of the Board                   Director and Chief Executive Officer

                       BIOVAIL CORPORATION INTERNATIONAL

       CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)

              For the years ended December 31, 1997, 1996 and 1995
            (All dollar amounts except per share data are expressed
                         in thousands of  U.S. dollars)

                                                 1997         1996         1995
REVENUE
  Research and development...............  $   19,559   $    4,374   $    4,333
  Manufacturing..........................      50,333       54,313        7,915
  Royalty and licensing..................      12,487        7,743        7,396
                                           ----------   ----------   ----------
                                               82,379       66,430       19,644
                                           ----------   ----------   ----------
EXPENSES
  Research and development...............      14,386       10,901        7,194
  Cost of manufactured goods sold........      16,471       21,757        2,715
  Selling, general and administrative....      13,989       10,166        7,182
                                           ----------   ----------   ----------
                                               44,846       42,824       17,091
                                           ----------   ----------   ----------
OPERATING INCOME.........................      37,533       23,606        2,553
INTEREST (EXPENSE) INCOME, net (Note 9)..        (351)         392          (99)
GAIN ON LICENSING SETTLEMENT (Note 15)...          --           --        3,617
                                           ----------   ----------   ----------
INCOME BEFORE INCOME TAXES...............      37,182       23,998        6,071
PROVISION FOR INCOME TAXES (Note 12).....       1,941          714          201
                                           ----------   ----------   ----------
NET INCOME...............................      35,241       23,284        5,870

RETAINED EARNINGS (DEFICIT), BEGINNING
  OF YEAR................................      22,712         (572)      (6,442)
CONTRIBUTION TO INTELLIGENT POLYMERS
  LIMITED (NOTE 10)......................      (8,244)          --           --
                                           ----------   ----------   ----------
RETAINED EARNINGS (DEFICIT), END OF YEAR.  $   49,709   $   22,712   $     (572)
                                           ==========   ==========   ==========
EARNINGS PER SHARE (Note 11).............  $     1.38   $     0.92   $     0.23
                                           ==========   ==========   ==========
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING (Note 11)....  25,606,000   25,378,000   24,993,000
                                           ==========   ==========   ==========

The accompanying notes are an integral part of the consolidated financial statements

                       BIOVAIL CORPORATION INTERNATIONAL

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              For the years ended December 31, 1997, 1996 and 1995
        (All dollar amounts are expressed in thousands of U.S. dollars)


                                                          1997         1996         1995
                                                        --------     --------     --------
NET INFLOW (OUTFLOW) OF CASH RELATED
TO THE FOLLOWING ACTIVITIES

OPERATING
  Net income for the year..........................     $ 35,241     $ 23,284     $  5,870
  Depreciation and amortization....................        3,157        1,967        1,238
                                                        --------     --------     --------
                                                          38,398       25,251        7,108
Change in non-cash operating items (Note 14).......      (34,082)     (30,873)      24,038
                                                        --------     --------     --------
                                                           4,316       (5,622)      31,146
                                                        --------     --------     --------
INVESTING
  Additions to fixed assets, net...................       (2,664)      (6,692)      (2,642)
  Purchase of product rights
    and intangibles, net (Note 8)..................          (86)      (1,161)      (2,617)
Executive stock purchase plan loans (Note 6).......         (421)      (2,512)          --
  Investment in  Intelligent Polymers Limited
  (Note 8).........................................          (12)          --           --
  Business acquisition (Note 3)....................           --           --       (4,288)
Balance of consideration with respect to the
  acquisition of subsidiary companies and
  non-controlling interest therein.................           --           --         (955)
                                                        --------     --------     --------
                                                          (3,183)     (10,365)     (10,502)
                                                        --------     --------     --------
FINANCING
  Issuance of share capital (Note 10)..............        4,464          197          702
  Increase in long-term debt.......................          373          841        2,852
  Reduction in long-term debt......................       (2,202)      (4,018)      (3,293)
                                                        --------     --------     --------
                                                           2,635       (2,980)         261
                                                        --------     --------     --------
EFFECT OF EXCHANGE RATE
  CHANGES ON CASH..................................          (19)        (830)         599
                                                        --------     --------     --------
INCREASE (DECREASE) IN CASH........................        3,749      (19,797)      21,504
CASH AND SHORT-TERM DEPOSITS,
  BEGINNING OF YEAR................................        4,526       24,323        2,819
                                                        --------     --------     --------
CASH AND SHORT-TERM DEPOSITS,
  END OF YEAR......................................     $  8,275     $  4,526     $ 24,323
                                                        ========     ========     ========

The accompanying notes are an integral part of the consolidated financial statements.

                       BIOVAIL CORPORATION INTERNATIONAL

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of U.S. dollars except number of shares and per share data)

1.   GOVERNING STATUTE AND NATURE OF OPERATIONS

     The Company was formed by the amalgamation of its predecessor companies, Trimel Corporation and its then subsidiary, Biovail Corporation International (the "Company") effective March 29, 1994 under the laws of the province of Ontario. The Company is an international full-service pharmaceutical company engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

2.   SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The financial statements differ in certain respects from generally accepted accounting principles in the United States, as described in Note 18.

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and those of all its subsidiaries. All significant intercompany transactions and balances have been eliminated.

     USE OF ESTIMATES

     In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of all financial assets and liabilities, other than long-term debt, approximates their carrying values at December 31, 1997. Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair value of long-term debt is disclosed in Note 9.

     REVENUE RECOGNITION

     Research and development revenue represents fees earned from third party customers for services rendered with respect to contract research and product development done on their behalf. The Company's policy is to expense as incurred all research and product development costs net of investment tax credits, related to both costs incurred on its own behalf and on behalf of its third party customers.

     Revenue from the sale of manufactured products is recognized when the product is shipped to the customer.

     Royalty revenue is recognized on an accrual basis in accordance with contractual agreements with third parties and is net of amounts payable to sublicensees.

     Licensing revenue is recognized at the date the license is granted unless there are specific events which must be completed under the terms of the licensing agreement in which case a portion of the revenue is recognized upon the completion of each specific event.

     CASH AND SHORT-TERM DEPOSITS

     Cash and short-term deposits include highly liquid investments with original maturities of three months or less when purchased.

     INVENTORIES

     Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis.

     FIXED ASSETS AND RELATED DEPRECIATION

     Fixed assets are recorded at cost less accumulated depreciation. Annual rates applied to depreciate the cost of fixed assets over their estimated useful lives using the straight line basis are as follows:


                         Buildings..............       25 years
                         Machinery and equipment   5 - 10 years
                         Other equipment........    3 - 5 years
                         Leasehold improvements.  term of lease

     OTHER ASSETS

     Goodwill and product rights are amortized on a straight-line basis over the estimated lives of the assets, 8 to 20 years. Goodwill and product rights are evaluated periodically, based on estimated future cash flows computed on a discounted basis and if conditions warrant, an impairment valuation is provided.

     Investments are recorded at cost.

     REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATIONS

     Reporting currency

     The Company reports its financial statements in U.S. dollars, while the currency of measurement for the Company's operations varies depending upon location.

     Foreign currency transactions

     Monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historic rates. Revenue and expenses are translated at the average rate of exchange for the year. Exchange gains and losses are included in earnings except for the unrealized gains or losses on long-term debt which are deferred and amortized over the term of the debt. At December 31, 1997 and 1996 there were no unrealized exchange gains or losses.

     Self-sustaining foreign subsidiaries

     Assets and liabilities of self-sustaining foreign subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenue and expenses are translated at the average rate of exchange for the
     year.   Gains or losses arising on the translation of financial statements of self-sustaining foreign subsidiaries are deferred and included as a separate component of shareholders' equity. The net change in the cumulative translation adjustment balance in the years presented is primarily due to fluctuations in the exchange rate in respect to the Swiss Franc and Canadian dollars.

     Customer prepayments

     Amounts received from customers as prepayments for goods or services to be provided in the future are recorded on the balance sheet as customer prepayments. When the goods or services are provided at a future date, they are billed to the customer at contractual rates. Accounts receivable on these billings are recorded net of that portion that relates to the prepayments received, which amount is recorded as a reduction to customer prepayments.

     1996 AND 1995 FIGURES

     Certain of the 1996 and 1995 figures have been reclassified to conform to the 1997 presentation.

3.   BUSINESS ACQUISITION

     Acquisition of Operating Assets of  Galephar Puerto Rico Inc., Limited

     Effective September 13, 1995, a subsidiary of the Company acquired the operating assets of Galephar Puerto Rico Inc., Limited ("Galephar"), a drug delivery company specializing in the development of controlled release products. This acquisition has been accounted for using the purchase method and the net assets acquired at the fair value assigned thereto and consideration paid is as follows:

            Fixed assets....................................  $3,743
            Working capital deficiency......................    (415)
            Goodwill........................................     960
                                                              ------
            Net assets acquired.............................  $4,288
                                                              ======
            Cash consideration paid.........................  $4,288
                                                              ======

     The historical operations of Galephar, when compared to the historical operations of Biovail, were not significant.

4.   ACCOUNTS RECEIVABLE


                                                 1997                1996
                                               -------             -------
     Trade and royalties.....................  $31,331             $ 8,082
     Other receivables.......................    1,783               2,282
                                               -------             -------
                                               $33,114             $10,364
                                               =======             =======

     Other receivables comprise primarily amounts relating to refundable withholding taxes, goods and services tax, and customs and duties.

5.   INVENTORIES


                                       1997                     1996
                                  ---------                ---------
     Raw materials...               $6,145                   $4,212
     Work in process.               10,262                    3,922
     Finished goods..                  202                        -
                                 ---------                ----------
                                   $16,609                   $8,134
                                 =========                ==========

6.   EXECUTIVE STOCK PURCHASE PLAN LOANS

     Executive Stock Purchase Plan ("ESPP") loans of $2,644,000 (1996 - $2,512,000) were made to finance the acquisition of shares of the Company on the open market by executive officers and an additional loan of $289,000 (1996 - nil) was made to an executive officer of the Company. The ESPP loans are secured by shares of the Company owned by executive officers, bear interest at 1/4 % over bank prime rate, equal to the Company's rate for borrowings, and are due on December 1, 1998.

     The additional loan to an executive officer of the Company bears interest at 1/4% over the bank prime rate, equal to the Company's rate for borrowings. This loan and all outstanding interest were repaid to the Company in January 1998.

7.   FIXED ASSETS

                                       1997                             1996
                          -----------------------------       -----------------------------
                                           Accumulated                        Accumulated
                            Cost          Depreciation          Cost         Depreciation
                          --------      ---------------       ---------     ---------------
     Land.............     $  1,314         $       -           $ 1,314            $      -
     Buildings........       15,511             2,323            15,834               1,649
     Machinery
       and equipment..       11,625             3,243            10,024               2,002
     Other equipment
       and leasehold
       improvements...        2,816             1,528             2,369                1,071
                          ---------         ---------         ---------            ---------
                             31,266          $  7,094            29,541             $  4,722
                                            =========                              =========
     Less
       Accumulated
       Depreciation....      7,094                                4,722
                         ---------                            ---------
                           $24,172                              $24,819
                         =========                            =========

8.   OTHER ASSETS

                                 1997       1996
                           ----------  ---------
     Goodwill, net........       $3,111     $3,377
     Product rights, net..        3,460      3,619
     Investment...........           12          -
     Other................           -         192
                             ----------  ---------
                                 $6,583     $7,188
                            ===========  =========

     The investment consists of 12,000 special shares of Intelligent Polymers Limited ("IPL") at a cost of $12,000. These special shares have no rights to any profit entitlement.

9.   LONG-TERM DEBT AND LINE OF CREDIT



                                                     1997        1996
                                                     ----        ----
     NON-INTEREST BEARING GOVERNMENT LOAN
     Payable to Western Economic
     Diversification, a Canadian federal
     government agency. This loan is
     repayable on a semi-annual installment
     basis with the final payment due
     in 2001..............................          $2,300      $2,850

     OTHER

     Term Bank Loan
     Secured by a general security agreement,
     providing a firstfloating charge over
     all of the Company's assets, bearing
     interest at bank prime rate plus 0.75%.
     This loan is repayable in equal quarterly
     principal instalments of $175,000
     with the final payment due
     December 31, 1998......................           699       1,459

     Bank Loan

     Secured by a general security agreement,
     pledging all of the Company's assets,
     including the shares of subsidiary
     companies and a debenture with a fixed
     charge on certain manufacturing facility
     land and building, bearing interest at
     bank prime rate plus 0.75%. This loan is
     repayable in equal quarterly principal
     instalments of $175,000 with the final
     payment due September 30, 2000..........        1,848       2,659
                                                    ------      ------
                                                     4,847       6,968
     Less current portion....................        1,887       2,298
                                                    ------      ------
                                                    $2,960      $4,670
                                                    ======      ======

      The Company has available lines of credit of $45,000,000 for short-term financing with a Canadian chartered bank for which a charge on accounts receivable, inventories and certain product rights has been given. As at December 31, 1997, there were no outstanding borrowings under this line of credit.

      The fair value of the long-term debt approximates $4,357,000 compared to its carrying value of $4,847,000.

      Interest expense on long-term debt amounted to $199,000, $591,000 and $718,000 in the years ended December 31, 1997, 1996 and 1995, respectively.

      Principal repayments on long-term debt are as follows:

                     1998             $1,887
                     1999              1,400
                     2000              1,322
                     2001                238
                     ----             ------
                                      $4,847
                                      ======

10.  SHARE CAPITAL

     AUTHORIZED AND  ISSUED SHARES

     Effective January, 1996, the shareholders of the Company authorized a 3 for 1 split with respect to the issued common shares, and an increase in the authorized capital to 60,000,000 common shares without par value.

                                                      Number of Shares   Amount
                                                      ----------------  -------
     Balance, December 31, 1994, before stock split         8,274       $13,415
     Issued on exercise of options.................           168           702
     Effect of exchange rate change................                         372
                                                           ------       -------
     Balance, December 31, 1995, before stock split         8,442        14,489
     Effect of  3 for 1 stock split................        16,885            --
                                                           ------       -------
     Balance, December 31, 1995, after giving
     effect to stock split.........................        25,327        14,489
     Issued on exercise of options.................           100           197
     Effect of exchange rate change................                         (72)
                                                           ------       -------
     Balance, December 31, 1996....................        25,427        14,614
     Issued on the exercise of options.............         1,233         4,434
     Issued on Employee Stock Purchase Plan........             1            30
     Effect of exchange rate change................                        (613)
                                                           ------       -------
     Balance, December 31, 1997....................        26,661       $18,465
                                                           ======       =======

     STOCK OPTIONS

     The Company provides stock option incentive plans and has, with shareholder approval, issued options to certain directors outside of the plans. The plans are intended to provide long-term incentives and rewards to executive officers, directors, key employees and consultants, contingent upon an increase in the market value of the Company's common stock. The total number of shares which are reserved and set aside for issue under the Stock Option Plan, and under all other management options outstanding shall not in the aggregate exceed 4,500,000 common shares. (Options for all years presented, have been calculated after giving effect to the 3 for 1 stock split in January, 1996).

                                              1997           1996           1995
                                         -------------  -------------  -------------
     Options outstanding at beginning
     of year...........................          2,751          2,779          1,908
     Options granted during the year...          1,179            209          1,461
     Options exercised during the year.         (1,233)          (100)          (504)
     Options cancelled during the year.           (177)          (137)           (86)
                                         -------------  -------------  -------------
     Options outstanding at end of year          2,520          2,751          2,779
                                         =============  =============  =============
     Options exercisable at end of year            708          1,308          1,060
     Price range of options
     granted during the year.............$22.00-$35.40  $20.00-$34.75  $ 2.44-$20.00

     The outstanding options expire from 1998 to 2002 at exercise prices ranging from Cdn. $1.00 to U.S. $35.40 per share. During 1997, options for 1,233,000 common shares were exercised for proceeds of $4,434,000.

     EMPLOYEE STOCK PURCHASE PLAN

       The Company provides an Employee Stock Purchase Plan whereby the employees can purchase stock, through contributions made by way of payroll deductions.

     WARRANTS

     In October, 1997, IPL completed a public offering of 3,737,500 units. Each unit comprised one common share of IPL and one warrant to purchase one common share of the Company. The net proceeds to IPL of the offering before offering expenses amounted to approximately $69,500,000. Beginning September 30, 1999, the units will separate and the IPL common shares and the Company warrants may trade independently of each other. The warrants are exercisable at $40.00 per share from October 1, 1999, until September 30, 2002.

       The Company has recorded a credit to equity of $8,244,000 equal to the proceeds attributable to the warrants included in the offering as determined at the time of their issuance and has recorded a charge to retained earnings to reflect the equivalent contribution to IPL.

11.  EARNINGS PER SHARE

     Earnings per share, for all years presented, has been calculated using the weighted average number of shares outstanding during the year, after giving effect to the 3 for 1 stock split in January, 1996. The earnings per share in 1997, 1996 and 1995 on a fully diluted basis giving effect to the exercise of all options and warrants granted would have been $1.32, $0.83 and $0.21 per share, respectively.

12.  INCOME TAXES

       The major factors which caused variations from the Company's combined federal and provincial statutory income tax rate of 44.34% applicable to income before income taxes are as follows:


                                                              1997                  1996                1995
Provision for income taxes based on
      statutory rate...........................           $ 16,486              $ 10,664             $ 2,692
Reduction of income taxes resulting from
      income of foreign subsidiaries taxed
      at lower effective rate...................           (14,331)              (12,932)             (4,271)
Benefit of losses not recognized for
      Accounting purposes......................                -                   2,982               1,780
Benefit of utilization of losses carried forward              (214)                  -                    -
                                                          --------                   -                    -
                                                          $  1,941              $    714             $   201
                                                          ========              ========             =======

       At December 31, 1997, the Company has accumulated non-capital losses for federal and provincial income tax purposes in Canada and unclaimed investment tax credits for which no accounting benefit has been recognized and which can be used to offset future taxable income and/or to reduce income taxes payable. These losses and investment tax credits expire as follows:

                                                                           Investment
                                   Non-Capital Losses                      Tax Credits
                             ---------------------------------             -----------
                             Federal                Provincial
                             -------                ----------
       1998.................  $6,704                   $7,335                    $85
       1999.................   3,271                    3,957                    904
       2000.................     653                    1,211                    486
       2001.................   2,175                    2,164                    447
       2002.................       -                    1,251                    142
       2003.................       -                    3,168                    457
       2004.................       -                        -                    809
       2005.................       -                        -                    773
       2006.................       -                        -                  2,500
                             -------                  -------                 ------
                             $12,803                  $19,086                 $6,603
                             =======                  =======                 ======

       The benefits of these losses carried forward and investment tax credits will be recorded when realized.

  13.  OPERATING LEASES

       Minimum lease commitments under operating leases for each of the next five years are as follows:


       1998............$575
       1999............ 154
       2000............  76
       2001............  15
       2002............   -


  14.  CHANGE IN NON-CASH OPERATING ITEMS


                                                   1997              1996               1995
                                                   ----              ----               ----
       Accounts receivable..................   $(23,145)          $(4,194)             $(963)
       Inventories..........................     (8,622)           (4,489)            (3,795)
       Deposits and prepaid expenses........        991)             (888)              (111)
       Accounts payable.....................       (875)              892              2,450
       Accrued liabilities..................      4,190            (2,280)             1,096
       Income taxes payable.................        201              (153)               193
       Customer prepayments.................      4,840)          (19,761)            25,168
                                               ---------         ---------           -------
                                               $(34,082)         $(30,873)           $24,038
                                               =========         =========           =======

  15. LITIGATION

      In 1995, the Company's previously existing, contractual, legal and financial relationships with its former licensee, Hoechst-Roussel Pharmaceuticals, Inc. ("Hoechst") were resolved. Hoechst was previously licensed by the Company for the once-daily controlled release formulation of diltiazem. As a result of Hoechst's acquisition of Marion Merrell Dow Inc., a competitor of the Company, the Rights Agreement between the Company and Hoechst was terminated effective June 30, 1995, resulting in a gain to the Company of $3,617,000, net of legal and other expenses relating to the settlement.

      In 1996, Biovail entered into a Settlement Agreement with Elan Corporation plc. ("Elan") which resolved all claims and counterclaims made in litigation with respect to alleged patent infringement by Biovail of Elan's controlled release patents for the drug delivery system employed in Cardizem CD. Such settlement agreement requires the payment of royalties by Biovail to Elan on U.S. sales of Tiazac(R) and on U.S. sales of any generic version of Cardizem CD introduced by Biovail and payments by Elan to Biovail on U.S. sales of Verelan. Pursuant to such settlement agreement, Biovail expects to be able to seek to introduce a generic version of Cardizem CD, free of patent infringement litigation by Elan. Furthermore, pursuant to such settlement agreement, Elan is precluded in substance from commencing a lawsuit for patent infringement of its generic version of Verelan. However, Elan's exclusive licensee has commenced a patent infringement suit on behalf of such licensee and Elan which alleges that Biovail's filing of its ANDA for a generic version of Verelan infringes one claim of the patent covering Verelan. If successful, that suit could delay Biovail's marketing of its Verelan generic product. Biovail is vigorously defending such suit and has counterclaimed alleging that Elan's licensee has violated the anti-trust laws of the United States by filing a frivolous suit in an attempt to maintain market exclusivity. In addition, Biovail has filed a Motion for Summary Judgment seeking an order from the court that its ANDA does not infringe that patent.

      In January, 1998, Andrx Pharmaceutical, Inc. ("Andrx") commenced action against the Food and Drug Administration ("FDA"), the Company and Faulding Inc., seeking an order from the Court which would preclude the FDA from approving any subsequently-filed ANDAs, including the Company's filed ANDA for a generic version of Cardizem CD until Andrx receives 180 days of market exclusivity based on its status as the first to file for approval of such a product. The Company has asserted affirmative defenses based upon the Company's status as an unsued ANDA submitter and counter-sued Andrx for anti-trust laws based on the filing of this suit and Andrx' entry into an alleged collusive agreement with Hoechst Marion Roussel relating to Andrx' generic Cardizem CD which could result in keeping generic competition from entering the marketplace in a regular and timely manner.

      In March, 1998, the Company commenced an action in the District of New Jersey against Hoechst Aktiengesellschaft and related parties to recover damages estimated at $1.2 billion and for injunctive relief for the alleged violation by the defendants of the anti-trust laws of the United States, for breach of contract, deceptive trade practices and restraint of trade, unfair competition and other violations for the common law. A reasonable estimation of the Company's potential recovery for damages cannot be made at this time.

          From time to time, Biovail becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the company's filing of its ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA's approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. The Company is currently litigating two separate actions for alleged infringement of the applicable patents related to the Company's filing of ANDAs for the generic equivalent of Adalat CC
          (30mg) and Procardia XL (30mg and 60mg) products. Both actions make a technical claim of infringement and, by virtue of applicable statutory provisions, the filing of these suits may delay approval of the Company's ANDAs for a period of 30 months or resolutions of these patent infringement questions, whichever occurs sooner. The Company is vigorously defending these suits by denying infringement of the patents. In addition, the Company has brought an action against the patent holders seeking declaratory judgement and invalidity of the relevant patent and seeking damages for violation of the anti-trust laws and for tortious interference with the Company's prospective business advantage.

      16. RESEARCH AND DEVELOPMENT ARRANGEMENTS

          IPL

          IPL was formed by the Company in July, 1997. In September, 1997, the Company concluded a development and license agreement (the Development Contract") and a services agreement with IPL, whereby the Company develops on IPL's behalf once-daily controlled release branded generic versions of designated products. In October, 1997, IPL completed a public offering of 3,737,500 units resulting in net proceeds to IPL before offering expenses of approximately $69,500,000.

          The proceeds of the offering will be used by IPL primarily to make payments to the Company under the Development Contract. The Development Contract provides for the Company to conduct product development in respect of the designated products. Such costs shall be computed with respect to internal costs incurred by the Company at its fully absorbed cost plus a mark-up, consistent with contractual relationships the Company has with other third parties.

          Revenue received by the Company from IPL pursuant to the Development
          Contract in the year ended December 31, 1997, included:   i) an
          initial payment of $3.5 million for access to and use by IPL of the Company's proprietary technology in connection with product development, and ii) payments of $6.1 million for product development.

     The Company, as the holder of all of the issued and outstanding special shares of IPL, has an option, exercisable at its sole discretion, to purchase all, but not less than all, of the outstanding common shares of IPL commencing on the closing date of the offering and ending on the earlier of (i) September 30, 2002, or (ii) the 90th day after the date IPL provides the Company with quarterly financial statements showing cash or cash equivalents of less than $3 million. If the purchase option is exercised, the purchase price calculated on a per share basis would be as follows:

                                                                          Purchase Option
                                                                          Exercise  Price
                                                                          ---------------
     Before October 1, 2000.............................................       $39.06
     On or after October 1, 2000 and on or before September 30, 2001....        48.83
     On or after October 1, 2001 and on or before September 30, 2002....        61.04

     The purchase option exercise price may be paid in cash or the Company's common shares, or any combination of the foregoing, at the Company's sole discretion.

     TEVA PHARMACEUTICALS

     In December 1997, the Company entered into an agreement with a subsidiary of Teva Pharmaceuticals Industries Ltd. ("Teva") for the development and marketing of twelve generic oral controlled release products. Eight of the twelve products have been identified and at December 31, 1997, four had been filed with the Food and Drug Administration ("FDA").

     The Company will incur all costs and expenses for the development and registration for the eight identified products. The Company and Teva will jointly select and share equally the costs associated with the development and registration for the four unidentified products.

     Under the terms of the agreement, Teva is obligated to pay the Company an aggregate of $34.5 million, subject to certain milestones. Of the $34.5 million, $23.5 million relates to reimbursement of research and development fees and $11.0 million for the initial purchase of product. Revenue received by the Company from Teva pursuant to the agreement in the year ended December 31, 1997, included $10.0 million reimbursement of research and development costs and $6.0 million of product sales.

17.  SEGMENTED INFORMATION AND MAJOR CUSTOMERS

     The Company considers that its operations fall principally into one class - the development, manufacture and sale of pharmaceutical products for the pharmaceutical industry. The Company's revenue, profitability and assets by geographic area for the years ended December 31, 1997, 1996 and 1995 are as follows:


                                           1997            1996         1995
                                          -------        -------       ------
     REVENUE
     Canada.........................      $28,819        $19,585       $6,952
     Switzerland....................        6,665          6,433        6,242
     Puerto Rico and Barbados.......       70,729         58,588       10,120
                                          -------        -------      -------
                                          106,213         84,606       23,314
     Less intersegment..............      (23,834)       (18,176)      (3,670)
                                          -------        -------      -------
                                          $82,379        $66,430      $19,644
                                          =======        =======      =======
     OPERATING INCOME (LOSS)
     Canada.........................        $(935)       $(6,153)     $(6,720)
     Switzerland....................        3,929          4,167        2,571
     Puerto Rico and Barbados.......       34,539         25,592        6,702
                                          -------        -------      -------
                                           37,533         23,606        2,553
     Other (expense) income,  net
        of income taxes.............       (2,292)          (322)       3,317
                                          --------       -------      -------
     Net income                            $35,241       $23,284       $5,870
                                          ========       =======      =======
     TOTAL ASSETS
     Canada.........................        41,285       $26,357      $21,675
     Switzerland....................         8,005         7,214        9,467
     Puerto Rico and Barbados.......        44,449        25,035       29,725
                                          --------       -------      -------
                                           $93,739       $58,606      $60,867
                                          ========       =======      =======

     Major Customers:

     In 1997, Forest Laboratories Inc., Teva and IPL accounted for 46%, 19% and 12% of total revenue, respectively.

18.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Cdn. GAAP") which differ in certain significant respects from those applicable in the United States ("U.S. GAAP"). The material differences as they apply to the Company's financial statements are as follows:

     a) Reconciliation of net income under Cdn. and U.S. GAAP


                                                  1997        1996       1995
                                                -------     -------    -------
     Net income under Cdn. GAAP.............    $35,241     $23,284     $5,870
     U.S. GAAP adjustments
     Collection of warrant subscription
     Receivable.............................      (750)           -          -
                                               --------    --------    -------
     Net income according to U.S. GAAP......    $34,491     $23,284     $5,870
                                               ========    ========    =======


                                                    1997       1996       1995
                                                 -------    -------    -------
     Earnings per share under U.S. GAAP
       Basic..................................   $  1.35    $  0.92    $  0.23
       Fully diluted..........................   $  1.30    $  0.86    $  0.22
     Weighted average number of common shares
       Outstanding under U.S. GAAP
       Basic..................................    25,606     25,378     24,993
       Fully diluted..........................    26,619     26,932     26,674

     In   February, 1997, the Financial Account Standards Board ("FASB") issued
     Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share", which requires presentation of basic and diluted earnings per share. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. As required, the Company adopted the provisions of SFAS No. 128 in the year ended December 31, 1997. All prior period weighted average and per share information has been restated in accordance with SFAS No.
     128. The computation of diluted earnings per share does not include stock options and warrants with dilutive potential that would have an antidilutive effect on earnings per share.

     b)   The components of shareholders' equity under U.S. GAAP are as follows:



                                                       1997               1996
                                                   --------           --------
          Share capital.........................   $ 18,465           $ 14,614
          Warrants..............................      8,244                  -
          Warrant subscription receivable.......    (7,494)                  -
          Retained earnings.....................     57,203             22,712
          Cumulative translation adjustment.....      (960)              (383)
                                                   --------           --------
                                                   $ 75,458            $36,943
                                                   ========           ========

          Under U.S. GAAP, the Company would record in paid-up capital an amount equal to the proceeds attributable to Warrants as determined at the time of their issuance along with an offsetting contra equity account, "Warrant subscription receivable". Under Cdn. GAAP, the offsetting amount has been recorded as a reduction in retained earnings.

     c) Under U.S. GAAP, the following additional supplemental cash flow disclosure would be provided:

                                                    1997       1996       1995
                                                 -------    -------    -------

          Cash paid for:
            Interest..........................  $  691     $  608     $  827
            Income taxes......................   1,736        603         69

18.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  -CONTINUED

     d) Under U.S. GAAP, the following additional disclosure would be provided pursuant to the requirements of SFAS No. 109 - "Accounting for Income Taxes":

           As at December 31, 1997, the Company has unused tax benefits of approximately $10,497,000 related to net operating loss and tax credit carry forwards all of which relate to the Canadian operations. Under U.S. GAAP, a valuation allowance of an equivalent amount would be recognized to offset the related deferred tax asset due to the uncertainty of realizing the benefit of the loss and tax credit carry forwards.

           The net change in the valuation allowance for the deferred tax asset was a decrease of $214,000 in 1997, and an increase of $2,982,000 and $1,780,000 in the years ended December 31, 1996 and 1995, respectively.

      e) The Company does not recognize compensation expense for its employee stock-based compensation plans. Had compensation cost for the employee stock option plans been determined based upon fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123 - "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced by approximately $4,218,000, $3,213,000 and $1,035,000 or $0.16, $0.13 and $0.04 per share in the years 1997, 1996 and 1995, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively; dividend yield of 0%, expected volatility of 43%, risk-free interest rate of 5.7% and expected lives of an average of 4 years.

      f)   There were no impairment write-downs related to goodwill,
           product rights, or fixed             assets required under U.S.
           GAAP.

      g)   New statements of Financial Accounting Standards

           In June, 1997, the FASB issued SFAS No.130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. The Statement requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported separately from the Company's accumulated deficit balance in a financial statement that is displayed with the same prominence as other financial statements. The Statement is effective for the Company's December 31, 1998 financial statements. The Company does not anticipate that the implementation of this Statement will have a material impact on the consolidated financial statements.

           In June, 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Statement establishes standards for the way that a public business enterprise reports information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Statement is effective for the Company's December 31, 1998 financial statements. The Company does not anticipate that the implementation of this Statement will have a material impact on the consolidated financial statements.